FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



Q4 F2010
QUARTER AND YEAR ENDED 30 JUNE 2010
News release
Year F2010 and Q4 F2010 results
– Preliminary results –
www.goldfields.co.za

ATTRIBUTABLE PRODUCTION UP 13 PER CENT TO 898,000 OUNCES

JOHANNESBURG. 5 August 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2010 quarter of R900 million compared with earnings of R316 million and a loss of R293 million in the March 2010 and the June 2009 quarters respectively. In US dollar terms net earnings for the June 2010 quarter were US$120 million, compared with earnings of US$44 million and a loss of US$29 million for the March 2010 and June 2009 quarters respectively.

June 2010 quarter salient features:

- New production record for Tarkwa at over 200,000 ounces for the quarter;
- Total cash cost down 2 per cent from R169,538 per kilogram (US$703 per ounce) to R166,215 per kilogram (US$688 per ounce);
- Notional cash expenditure down 3 per cent from R241,860 per kilogram (US$1,003 per ounce) to R235,223 per kilogram (US$974 per ounce);
- NCE margin doubled from 9 per cent to 18 per cent;
- Net debt down to R4.7 billion (US$620 million) from R6.1 billion (US$829 million).

A final dividend of 70 SA cents per share is payable on 30 August 2010, giving a total dividend for financial 2010 of 120 SA cents per share.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"Safe production remains a key priority for the Group and I deeply regret to report three fatal accidents at the South African operations during the quarter. The fatality rate and the serious injury frequency rate reduced year-on-year by 15 per cent and 20 per cent respectively. F2010 has been the best safety year ever, and our focus will now be on behavioural change, with no let-up in our efforts to create a safe working environment.

The financial highlight of the June quarter was Gold Fields' ability to generate R1.8 billion in cash, in line with our strategic focus on controlling the all-in cost of production, i.e. notional cash expenditure (NCE), and as a consequence increasing free cash flow.

Attributable Group production for the quarter amounted to 898koz, 13 per cent higher than the previous quarter. Production from the South Africa region increased by 23 per cent to 488koz, with significant improvements at all the South African mines. Particularly pleasing was the performance at Tarkwa in West Africa, which increased production by 16 per cent to 200koz for the June quarter, a new record from this mine. St. Ives also had a strong production quarter, reflecting an excellent performance from the underground operations.

In the June quarter South Deep achieved record production levels since becoming a fully mechanised mine. South Deep's production has increased by 52 per cent year-on-year, achieving annual production of 265koz. South Deep will seek to build on this momentum as it progresses towards full annual production of between 750koz and 800koz by the end of 2014. The South African Department of Mineral Resources has approved the conversion of the South Deep old order mining right into a new order mining right, which includes an additional portion of ground known as Uncle Harry's, which is contiguous to South Deep. This, together with the previous conversions for Driefontein, Kloof and Beatrix granted in 2005, means that all of Gold Fields' South African operations have now been granted their new order mining rights.

In addition, we are finalising three further empowerment transactions that will assist in achieving our 2014 ownership target. These deals include an Employee Share Option plan for 10.75 per cent of GFIMSA, a broad-based Black Economic Empowerment transaction for 10 per cent of South Deep and a broad-based Black Economic Empowerment transaction for 1 per cent of GFIMSA, excluding South Deep.

Growth projects continue to make good progress. Exploration drilling has led to an increase in indicated and inferred Mineral Resources at the Hamlet deposit at St Ives, which is now reported at 1 million ounces. After Athena, Hamlet is the second major discovery in the developing Argo-Athena camp in the last two years, amid extensive investment in the St Ives' near-mine exploration programme. At Athena, good progress has been made in decline development, which is on track to achieve first production at this new underground mine by December 2010.

At the Chucapaca project in Peru, Gold Fields, together with our joint venture partner Buenaventura, announced an initial resource estimate of 5.6 million gold equivalent ounces at the Canahurie discovery, with mineralisation potential beyond the extent of the current drilling. A pre-feasibility study has commenced together with a new round of in-fill and step-out drilling.

During the quarter we also announced a change in leadership at Gold Fields. After a long and outstanding career, during which he served Gold Fields with distinction in various capacities, Alan Wright will retire as chair and director of Gold Fields at the Annual General Meeting in November 2010. It is proposed that he be replaced as chair by prominent businesswoman and activist, Dr. Mamphela Ramphele, who was appointed as director and deputy chair with effect from 1 July 2010. As we continue on our path towards being the world's leading sustainable gold producer, we look forward to Dr. Ramphele's contribution, leadership and wealth of experience."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			**Range - Quarter**	ZAR92.90 – ZAR108.31
- at end June 2010	705,903,511		**Average Volume - Quarter**	2,386,598 shares / day
- average for the quarter	705,826,038		**NYSE – (GFI)**	
Free Float	100%		**Range - Quarter**	US$12.55 – US$14.15
ADR Ratio	1:1		**Average Volume - Quarter**	5,855,230 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J			

SOUTH AFRICAN RAND						Key statistics		UNITED STATES DOLLARS				
Year ended		Quarter						Quarter			Year ended	
June 2009	**June 2010**	June 2009	March 2010	**June 2010**				**June 2010**	March 2010	June 2009	**June 2010**	June 2009
106,186	**108,765**	28,171	24,690	**27,929**	kg	Gold produced*	oz (000)	**898**	793	906	**3,497**	3,414
149,398	**157,360**	140,916	169,538	**166,215**	R/kg	Total cash cost	$/oz	**688**	703	512	**646**	516
221,153	**224,979**	203,042	241,860	**235,223**	R/kg	Notional cash expenditure	$/oz	**974**	1,003	738	**923**	763
52,907	**56,702**	13,581	14,263	**14,863**	000	Tons milled	000	**14,863**	14,263	13,581	**56,702**	52,907
253,459	**264,468**	253,162	265,641	**287,454**	R/kg	Revenue	$/oz	**1,191**	1,102	920	**1,085**	875
337	**338**	331	334	**343**	R/ton	Operating costs	$/ton	**46**	44	39	**45**	37
11,463	**12,573**	3,338	2,570	**3,738**	Rm	Operating profit	$m	**496**	344	385	**1,659**	1,272
39	**40**	43	35	**42**	%	Operating margin	%	**42**	35	43	**40**	39
1,536	**3,631**	(293)	316	**900**	Rm	Net earnings/(loss)	$m	**120**	44	(29)	**479**	171
229	**515**	(46)	44	**128**	SA c.p.s.		US c.p.s.	**17**	6	(5)	**68**	25
2,890	**3,164**	855	292	**1,039**	Rm	Headline earnings	$m	**138**	40	99	**417**	321
431	**449**	126	41	**147**	SA c.p.s.		US c.p.s.	**20**	6	15	**59**	48
2,981	**2,912**	949	320	**945**	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation	$m	**125**	44	109	**384**	331
445	**413**	140	45	**134**	SA c.p.s.		US c.p.s.	**18**	6	16	**54**	49

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6%.

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Health and safety

We deeply regret to report that three fatal accidents occurred at the South African operations during the quarter. Despite these three accidents, which all occurred at Kloof, Group safety metrics continued to improve. The Group's fatal injury frequency rate for the June quarter was 0.07. The lost time injury frequency rate was 4.67, the serious injury frequency rate 2.30 and the days lost injury frequency rate 206.

The total number of fatalities decreased from 21 in financial 2009 to 18 in financial 2010. As a result the fatality injury frequency rate reduced by 15 per cent from 0.13 in financial 2009 to 0.11, the lost day injury frequency rate reduced by 6 per cent from 4.35 to 4.07 and the serious injury rate reduced by 20 per cent from 2.82 to 2.26.

Safe production remains our number one priority and is the driving force behind the Group pursuing our number one value of "if we cannot mine safely, we will not mine". Our focus for financial 2011 will be on five key elements:

i.   Behavioural based change, which is absolutely critical in achieving further improvements

ii. Embedding visible felt leadership throughout the organisation

iii. Eliminating the occurrence of repeat accidents

iv. Ensure the full integration of our Safe Production Management System

v.   Engineering out the risks to reduce accidents relating to tramming and material handling.

It is pleasing to note that our Agnew operation in Australia managed to produce for a full year without a lost time injury. For the entire financial year Cerro Corona in South America also produced without a lost time injury, while Damang had three consecutive quarters without a lost time injury. These achievements indicate that our absolute focus on safety is bearing fruit.

Financial review

Quarter ended 30 June 2010 compared with quarter ended 31 March 2010

Revenue

Attributable gold production for the June 2010 quarter amounted to 898,000 ounces compared with 793,000 ounces in the March quarter. At the South African operations, production increased from 395,000 ounces to 488,000 ounces due to the return to more normal production levels after the negative impact of safety related stoppages and the extended Christmas break in the March quarter. Attributable gold production at the West African operations increased by 14 per cent from 161,000 ounces to 183,000 ounces. Attributable equivalent gold production at the South American operation decreased by 12 per cent from 89,000 ounces to 78,000 ounces. At the Australian operations, gold production increased marginally from 148,000 ounces to 149,000 ounces.

At the South African operations, gold production in the June quarter at Driefontein, Kloof and Beatrix was 26 per cent, 31 per cent and 11 per cent higher than the March quarter at 5,783 kilograms, 4,369 kilograms and 2,856 kilograms due to increased underground volumes and higher grades. At South Deep, production increased by 21 per cent from 1,801 kilograms to 2,176 kilograms due to record production levels from long-hole stoping.

At the West African operations, managed gold production at Tarkwa increased by 16 per cent to a record 200,200 ounces for the quarter due to increased mill throughput, increased head grade and higher plant availability. At Damang, gold production increased by 6 per cent to 56,800 ounces due to the commissioning of the secondary crusher in May 2010, which allowed higher grade fresh ore to be treated.

In South America, Cerro Corona produced 96,500 equivalent ounces, which is 12 per cent lower than the previous quarter. Equivalent gold production decreased due to a decrease in ore processed related to lower plant availability and lower copper prices.

At the Australian operations, Agnew's gold production decreased by 22 per cent to 31,700 ounces due to limited stope availability and mining delays as a result of repairs to the paste-fill system. At St Ives, gold production increased by 10 per cent to 117,500 ounces mainly due to increased volumes from all the underground mines.

The average quarterly US dollar gold price achieved increased from US$1,102 per ounce in the March quarter to US$1,191 per ounce in the June quarter. The average rand/US dollar exchange rate at R7.51 was similar to the March quarter, while the Australian dollar at R6.66 was marginally lower than the R6.76 recorded in the March quarter. The rand gold price increased from R265,641 per kilogram to R287,454 per kilogram. The Australian dollar gold price increased from A$1,219 per ounce to A$1,359 per ounce.

Revenue increased from R7,280 million (US$971 million) in the March quarter to R8,803 million (US$1,169 million) in the June quarter due to the increased production and the higher gold price received.

Operating costs

Net operating costs increased from R4,710 million (US$628 million) in the March quarter to R5,065 million (US$673 million) in the June quarter. Total cash cost decreased by 2 per cent from R169,538 per kilogram (US$703 per ounce) to R166,215 per kilogram (US$688 per ounce). This decrease was as a consequence of the higher production, partially offset by the imposition of a 25 per cent electricity tariff increase and one month of winter tariffs during the June quarter, which is approximately 50 per cent more than the tariffs charged for the other months.

At the South African operations, operating costs increased by 6 per cent from R2,733 million (US$364 million) to R2,905 million (US$386 million). This increase was mainly due to an increase in consumables in line with the higher production at all the operations and the 25 per cent annual electricity price increase together with one month of significantly higher winter tariffs. Total cash cost at the South African operations decreased by 12 per cent from R214,467 per kilogram (US$889 per ounce) to R187,770 per kilogram (US$778 per ounce), mainly due to the increased production.

At the West African operations, operating costs including gold-in-process movements increased by 15 per cent from US$131 million (R987 million) in the March quarter to US$151 million (R1,140 million) in the June quarter. Tarkwa's costs increased by US$17 million due to increased power costs, and in line with the increase in production. Damang's costs increased by US$3 million to US$38 million (R286 million) mainly due to increased plant maintenance costs. Total cash cost at the West African operations increased from US$589 per ounce in the March quarter to US$623 per ounce in the June quarter.

At Cerro Corona in South America, operating costs including gold-in-process movements were US$32 million (R242 million), which was US$2 million less than the March quarter. Total cash cost at Cerro Corona increased from US$303 per ounce in the March quarter to US$369 per ounce in the June quarter due to the lower production.

At the Australian operations, operating costs including gold-in-process movements increased from A$109 million (R736 million) to A$117 million (R779 million). At St Ives, net operating costs increased by A$5 million to A$89 million (R597 million) mainly due to increased maintenance costs. At Agnew, operating costs were similar quarter on quarter. Total cash cost increased by 3 per cent from US$681 per ounce (A$755 per ounce) to US$703 per ounce (A$792 per ounce).

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE per ounce determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the June quarter amounted to R235,223 per kilogram (US$974 per ounce) compared with R241,860 per kilogram (US$1,003 per ounce) in the March quarter, mainly due to the increased production at the South African operations partially offset by the increase in operating costs at the West African and Australian operations. The NCE margin for the Group was 18 per cent in the June quarter compared with 9 per cent in the March quarter.

At the South African operations, the NCE decreased from R310,490 per kilogram (US$1,288 per ounce) in the March quarter to R272,669 per kilogram (US$1,129 per ounce) in the June quarter. The NCE margin of 6 per cent in the June quarter compares with a negative margin of 16 per cent in the March quarter. At the West African operations, the NCE increased from US$783 per ounce to US$795 per ounce while the NCE margin improved from 30 per cent to 34 per cent due to the higher gold price.

At the South American operation, NCE improved 6 per cent from US$532 per ounce in the March quarter to US$502 per ounce in the June quarter due to the lower capital expenditure. The NCE margin improved from 50 per cent to 54 per cent. NCE at the Australian operations increased from US$931 per ounce (A$1,033 per ounce) in the March quarter to US$1,080 per ounce (A$1,217 per ounce) in the June quarter resulting in a decrease in NCE margin from 15 per cent to 10 per cent due to increased capital expenditure at Agnew on conversion to owner mining.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 45 per cent increase in operating profit from R2,570 million (US$344 million) in the March quarter to R3,738 million (US$496 million) in the June quarter in line with the higher production and the higher gold prices achieved. The Group operating margin was 42 per cent compared with 35 per cent in the March quarter. The margin at the South African operations doubled to 34 per cent. At the West African operations the margin increased from 48 per cent to 51 per cent. At Cerro Corona in South America the margin decreased from 71 per cent to 68 per cent, while at the Australian operations the margin increased from 40 per cent to 42 per cent.

Amortisation

Amortisation increased from R1,139 million (US$152 million) in the March quarter to R1,368 million (US$182 million) in the June quarter in line with the higher production. At the South African operations amortisation increased from R536 million (US$72 million) to R661 million (US$88 million). This was mainly due to the increase in production at all the operations. At the West African operations, amortisation increased from US$31 million (R234 million) to US$39 million (US$293 million). At South America, amortisation was similar at US$14 million (R109 million). At the Australian operations, amortisation increased from US$31 million (R232 million) to US$35 million (R266 million) mainly due to an increase in ounces mined from underground at St Ives, which carry a higher development cost and consequently a higher amortisation charge.

Other

Net interest paid of R33 million (US$4 million) was incurred in the June quarter compared with net interest paid of R45 million (US$6 million) in the March quarter. In the June quarter interest paid of R146 million (US$19 million) was partly offset by interest received of R90 million (US$12 million) and interest capitalised of R23 million (US$3 million). This compares with interest paid of R140 million (US$19 million), partly offset by interest received of R70 million (US$10 million) and interest capitalised of R25 million (US$3 million) in the March quarter.

The share of gain of associates after taxation of R86 million (US$11 million) in the June quarter compares with a gain of R4 million (US$1 million) in the March quarter. Of the R86 million (US$11 million), R68 million (US$9 million) relates to a translation gain as a result of Rusoro applying hyper inflationary accounting to its investments in Venezuela, and R18 million (US$2 million) relates to realised gains from the Group's 35 per cent interest in Rand Refinery. The gain in the March quarter relates to equity accounted gains from Rand Refinery.

The gain on foreign exchange of R6 million (US$1 million) in the June quarter compares with a loss of R16 million (US$2 million) in the March quarter. The gain in the June quarter and the loss in the March quarter related to the conversion of offshore cash holdings into their functional currency.

The gain on financial instruments of R19 million (US$2 million) in the June quarter, compares with a loss of R25 million (US$3 million) in the March quarter. The gain in the June quarter includes realised gains of R13 million (US$2 million) on the Cerro Corona copper financial instruments and a R6 million (US$1 million) gain on US$/ZAR forward cover contracts taken out. The loss of R25 million (US$3 million) in the March quarter included realised losses and unrealised losses of R18 million (US$2 million) on the Cerro Corona copper financial instruments and a R7 million (US$1 million) loss on US$/ZAR forward cover contracts taken out. Refer to page 18 of this report for more detail.

Share based payments of R46 million (US$6 million) was R75 million (US$10 million) less than the March quarter due to year end forfeiture adjustments.

Other costs increased from R96 million (US$13 million) in the March quarter to R120 million (US$16 million) in the June quarter. This increase was mainly due to increased social contributions and sponsorships to the University of the Witwatersrand.

Exploration

Exploration expenditure increased from R127 million (US$17 million) in the March quarter to R186 million (US$25 million) in the June quarter due to timing of expenditure. Refer to the Exploration and Corporate Development section of this report for more detail of exploration activities.

Exceptional items

The exceptional loss in the June quarter of R144 million (US$19 million) was mainly as a result of an impairment on our investment in Rusoro of R197 million (US$26 million). If the R68 million (US$9 million) translation gain had not been accounted for, then the impairment would have been R129 million (US$17 million). The R197 million (US$26 million) impairment loss was partly offset by profit on the disposal of the remaining Eldorado shares of R49 million (US$6 million). The exceptional gain in the March quarter of R22 million (US$4 million) was mainly from profit on the disposal of 1,400,000 Eldorado shares.

Taxation

Taxation for the quarter amounted to R865 million (US$115 million) compared with R547 million (US$73 million) in the March quarter, in line with the increase in profit before taxation. The tax expense includes normal and deferred taxation at all operations, together with government royalties.

Earnings

Net profit attributable to ordinary shareholders amounted to R900 million (US$120 million) or 128 SA cents per share (US$0.17 per share), compared with R316 million (US$44 million) or 44 SA cents per share (US$0.06 per share) in the March quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,039 million (US$138 million) or 147 SA cents per share (US$0.20 per share), compared with earnings of R292 million (US$40 million) or 41 SA cents per share (US$0.06 per share) in the March quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R945 million (US$125 million) or 134 SA cents per share (US$0.18 per share), compared with earnings of R320 million (US$44 million) or 45 SA cents per share (US$0.06 per share) reported in the March quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R3,650 million (US$482 million), compared with R2,584 million (US$345 million) in the March quarter. This quarter on quarter increase of R1,066 million (US$137 million) was mainly due to an increase in profit before tax and exceptional items, in line with the increase in production.

Capital expenditure increased from R1,872 million (US$250 million) in the March quarter to R2,157 million (US$287 million) in the June quarter.

At the South African operations, capital expenditure increased from R1,085 million (US$145 million) in the March quarter to R1,236 million (US$164 million) in the June quarter. Expenditure on ore reserve development (ORD) increased from R451 million (US$60 million) in the March quarter to R495 million (US$66 million) in the June quarter. Driefontein's ORD increased from R166 million to R184 million, Kloof's ORD increased from R175 million to R198 million and Beatrix's ORD increased from R110 million to R113 million quarter on quarter. The increase in development costs is in line with the stated need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from US$47 million to US$53 million due to increased expenditure on capital waste removal at Teberebie, new mining equipment and expenditure on a secondary crusher at Damang. In South America, at Cerro Corona, capital expenditure decreased from US$24 million to US$14 million due to the completion of the raise of the tailings dam wall to 3,740 metres in the current quarter. At the Australian operations, capital expenditure increased from A$36 million to A$61 million for the quarter. At St Ives, capital expenditure increased from A$27 million to A$35 million, with A$6 million of the increase relating to Athena. At Agnew, capital expenditure increased from A$9 million to A$26 million, with A$13 million of the expenditure relating to the acquisition of the owner mining fleet.

Purchase of investments of R4 million (US$0.4 million) relates to a secured equipment loan made to one of our mining contractors at St Ives.

Proceeds on the disposal of investments of R340 million (US$56 million) reflects mainly the sale of 2.66 million Eldorado shares and 3.82 million Orezone Gold Corporation shares.

Net cash outflow from financing activities in the June quarter amounted to R666 million (US$88 million). Loans received in the June quarter amounted to R2.4 billion (US$323 million) and relates to the issue of commercial paper.

Loans repaid amounted to R3.0 billion (US$397 million), consisting primarily of a R2.0 billion (US$260 million) refinancing of the South African commercial paper programme and repayment of working capital loans of R1.0 billion (US$137 million).

During the quarter minorities at Tarkwa and Damang received their share of declared dividends and repaid loans of R175 million (US$23 million) and R116 million (US$15 million) respectively.

Net cash inflow for the June quarter at R918 million (US$131 million) compares with net cash inflow of R1.1 billion (US$143 million) in the March quarter. After accounting for a positive translation adjustment of R47 million (negative US$15 million), the net cash inflow for the June quarter was R966 million (US$116 million). The cash balance at the end of June was R3,791 million (US$501 million) compared with R2,825 million (US$384 million) at the end of March.

Balance sheet (Investments and net debt)
Investments decreased from R1,399 million (US$190 million) at 31 March 2010 to R1,036 million (US$137 million) at 30 June 2010 due to the write-down of Rusoro and the sale of Eldorado and Orezone shares.

The R1.8 billion (US$242 million) free cash before financing activities generated by the operations enabled net debt (long-term loans plus current portion of long-term loans less cash and deposits) to be reduced from R6,091 million (US$829 million) in the March quarter to R4,697 million (US$620 million) in the June quarter.

Detailed and operational review
South African operations

Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years. Progress on these projects is set out below.

Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum, based on financial year 2009 actuals. This should translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:
- drilling and blasting practices to improve advance per blast;
- support, cleaning and sweeping practices to improve blasting frequency;
- mining cycle, labour availability and training; and
- improved pay face availability.

Face advance was similar year-on-year, largely due to the replacement of the water pump column at Kloof Main shaft and safety related stoppages at Driefontein.

Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanised rate of 68 per cent of flat end development at the long-life shafts by the end of the June quarter compared with 58 per cent at the end of the March quarter. South Deep is excluded as it is already a fully

mechanised mine. This initiative has created a safer environment, but the productivity improvements have not yet been realised. The productivity improvements should be realised when the metres per rig increase and labour productivities improve.

Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (above-ground) costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom targets of 90 per cent. During the June quarter, the challenge has been met on consumption. Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which utilises the U-tube effect by having two shaft columns (one for hot water out the mine and one for cold water down the mine), and three pipe chambers underground which successively contain hot water being displaced to surface by cold water, hot water being filled from the underground dam, and cold water being discharged to an underground dam), thereby improving efficiency and reducing electricity costs at Driefontein and Kloof by around 10 Megawatt which is about two per cent of current usage. Also at these operations, real time monitoring of power consumption has been introduced at all major points of delivery, and pump efficiencies continue to improve. These projects will go some way towards offsetting the 25 per cent annual increases proposed over the next few years.

The following projects have been highlighted in order to drive a further 5 per cent saving in F2011:
- reduce compressed air consumption in ventilation of boxholes and agitation of backfill and slurry in the plants, as well as reduce consumption with smart monitoring and shut-off valves;
- reduce power consumption by replacing in-line ventilation fans with booster fans, and by improving the efficiency of main fan installations;
- smaller projects to reduce lighting and water heating by installing heat pumps and efficient lighting with occupancy sensors.

A project is currently underway to reduce consumption by another 5 per cent beyond the main projects described above. This is a two year project and will require fundamental technology changes. Nonetheless, further savings from the existing configuration are possible.

The workplace absenteeism project ("Unavailables project") aims to ameliorate the impact of work place absenteeism (absenteeism consists of sick leave, maternity leave, training and induction and authorised and unauthorised absences) on production and costs. Workplace absenteeism reduced by 3 per cent to 11 per cent by the end of financial 2010 due to more diligent labour management.

The above-ground cost project reduced surface costs by R261 million during financial 2010, in the following areas:
- Shared Services, Health and Property Division: savings for the quarter amounted to R55 million and for the year R98 million. These savings were realised by optimisation of process, labour, discounts received and inventory.
- South African operations (various small projects): savings for the quarter amounted to R46 million and for the year R97 million, mainly due to salvage and reclamation programmes.
- Supply chain projects: contracted savings for the quarter amounted to R9 million and for the year R66 million. These benefits were delivered through competitive tendering on conveyor belts, valves, tyres and various repair contracts as well as certain contractual rise and fall arrangements.

Price inflation was experienced in cost areas such as permanent support and some steel products, and overall quarterly inflation was around 1 per cent. Supply inflation for the year was around 3 per cent and well below the CPI of 5 per cent and the PPI of 7 per cent.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed to on 15 June 2003 at a tripartite health and safety summit comprising representatives from Government, organised labour and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss (NIHL) target the company is focusing on reducing the noise at source. One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110 dB (A) after December 2013. Good progress has been made and by the end of the quarter 96 per cent of equipment measured was below 110 dB (A).

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place. Interventions include the upgrading of tip filters by replacement of complete installations or through the installation of an additional first stage pre-filtration system (removing the bulk of the dust prior to entering the second stage high efficiency filters, reducing maintenance), the use of foggers, footwall treatment, and the installation of tip doors. Progress to date on these three initiatives is an implementation rate of 76 per cent, 84 per cent and 50 per cent respectively across all four operations which should enable us to meet our targets.

Of the individual gravimetric dust sample measurements taken during the June quarter 97 per cent was below the occupational exposure limits of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent of individual samples below the occupational exposure limits. Progress against all interventions is monitored monthly and reviewed quarterly.

Project 5M

Uranium project

Work on the Tailings Treatment project feasibility study is continuing in terms of optimising the project implementation strategy through a Phased Approach. Environmental and permitting activities are progressing in line with the approved schedule, and the project team is liaising with all stakeholders to ensure an efficient process.

The estimated total cost for the current Phased Approach study is within the project budget of R60 million, and is on track for completion by the end of September 2010.

South Africa region

Driefontein

		June 2010	March 2010
Gold produced	- kg	5,783	4,575
	- 000'oz	185.9	147.1
Yield - underground	- g/t	6.1	6.2
- combined	- g/t	3.6	3.3
Total cash cost	- R/kg	175,584	195,650
	- US$/oz	727	811
Notional cash expenditure	- R/kg	233,910	258,907
	- US$/oz	969	1,074

Gold production increased from 4,575 kilograms (147,100 ounces) in the March quarter to 5,783 kilograms (185,900 ounces) in the June quarter following the impact of safety related stoppages and the Christmas break in the previous quarter. Production early in the quarter was adversely impacted by the Easter break and the high number of public holidays. Underground tons milled increased from 651,000 tons in the March quarter to 841,000 tons in the June quarter due to increased underground volumes. Surface tons milled increased slightly from 751,000 tons to 753,000 tons. Underground yield decreased from 6.2 grams per ton to 6.1 grams per ton due to a lower mine call factor, lower volumes from the higher grade shafts and a drop in grade from 5 shaft. Surface yield improved from 0.7 grams per ton in the March quarter to 0.9 grams per ton in the June quarter.

Main development increased by 20 per cent for the quarter and on-reef development increased by 23 per cent. The average development value decreased from 1,985 centimetre grams per ton in the March quarter to 1,592 centimetre grams per ton in the June quarter, primarily due to lower values developed at 5 shaft.

Operating costs increased from R925 million (US$123 million) to R1,019 million (US$135 million). This increase was mainly due to the impact of the 25 per cent electricity price increase and one month of higher winter electricity tariffs, higher stores consumption and production incentive costs in line with the higher production. Total cash cost decreased from R195,650 per kilogram (US$811 per ounce) to R175,584 per kilogram (US$727 per ounce), and included a full quarter of royalty taxes introduced in March 2010. The royalty tax translated to R5,900 per kilogram in the June quarter compared with R2,000 per kilogram in the March quarter.

Operating profit increased from R297 million (US$40 million) in the March quarter to R656 million (US$87 million) in the June quarter mainly due to the higher production and the higher rand gold price received.

Capital expenditure increased from R260 million (US$35 million) to R334 million (US$44 million) in the June quarter due to increased capitalised development, new technology expenditure, housing upgrades and security measures to counter illegal mining.

Notional cash expenditure decreased from R258,907 per kilogram (US$1,074 per ounce) to R233,910 per kilogram (US$969 per ounce) as a result of the higher gold production.

The estimate for F2011 is as follows:
- Gold produced between 22,000 kilograms and 24,000 kilograms.
- Total cash cost between R170,000 per kilogram and R185,000 per kilogram.
- NCE between R217,000 per kilogram and R230,000 per kilogram.

Kloof

		June 2010	March 2010
Gold produced	- kg	4,369	3,344
	- 000'oz	140.5	107.5
Yield - underground	- g/t	6.5	6.6
- combined	- g/t	3.8	3.3
Total cash cost	- R/kg	196,201	237,978
	- US$/oz	813	987
Notional cash expenditure	- R/kg	274,319	327,482
	- US$/oz	1,136	1,358

Gold production increased from 3,344 kilograms (107,500 ounces) in the March quarter to 4,369 kilograms (140,500 ounces) in the June quarter following the impact of the Christmas break in the March quarter. The accelerated maintenance on Main shaft's water pump column in the March quarter had a positive effect on production during the June quarter. Underground tons milled increased from 454,000 tons in the March quarter to 599,000 tons in the June quarter, with a decrease in yield from 6.6 grams per ton to 6.5 grams per ton due to an increase in dilution and a lower mine call factor.

Main development increased by 26 per cent for the quarter and on-reef development increased by 34 per cent. The average development value increased from 2,289 centimetre grams per ton in the March quarter to 2,378 centimetre grams per ton in the June quarter.

Operating costs increased from R831 million (US$111 million) in the March quarter to R883 million (US$117 million) in the June quarter. This increase in operating costs was mainly due to higher production together with the increase in Eskom tariffs and one month of higher winter electricity tariffs. Total cash cost decreased from R237,978 per kilogram (US$987 per ounce) to R196,201 per kilogram (US$813 per ounce) due to the higher production.

Operating profit increased from R61 million (US$9 million) in the March quarter to R380 million (US$50 million) in the June quarter.

Capital expenditure increased from R265 million (US$35 million) to R316 million (US$42 million) in the June quarter mainly due to the accelerated replacement of the pump column at Main shaft.

Notional cash expenditure decreased from R327,482 per kilogram (US$1,358 per ounce) to R274,319 per kilogram (US$1,136 per ounce) due to the higher gold production.

The estimate for F2011 is as follows:
- Gold produced between 18,000 kilograms and 20,000 kilograms.
- Total cash cost between R180,000 per kilogram and R195,000 per kilogram.
- NCE between R233,000 per kilogram and R250,000 per kilogram.

Beatrix

		June 2010	March 2010
Gold produced	- kg	2,856	2,577
	- 000'oz	91.8	82.9
Yield - underground	- g/t	4.1	4.0
- combined	- g/t	4.0	3.5
Total cash cost	- R/kg	189,216	206,092
	- US$/oz	784	855
Notional cash expenditure	- R/kg	260,049	274,466
	- US$/oz	1,077	1,138

Gold production increased from 2,577 kilograms (82,900 ounces) in the March quarter to 2,856 kilograms (91,800 ounces) in the June quarter following the impact of the Christmas break in the March quarter. Underground tons milled increased from 610,000 tons to 697,000 tons and the underground yield increased from 4.0 grams per ton to 4.1 grams per ton. Surface ore milled decreased from 116,000 tons to 20,000 tons at a yield of 0.9 gram per ton.

Main development increased by 16 per cent quarter on quarter and on-reef development increased by 30 per cent. The average main development value decreased from 1,868 centimetre grams per ton in the March quarter to 997 centimetre grams per ton in the June quarter, mainly due to the value variability of the zones being developed. At West Section, three raises went through the high grade areas and are now being developed in the low grade zones to facilitate ventilation holings. An additional two high grade raises were stopped and off-reef development is being done to create ventilation holings for these new raise lines. At North Section, two high grade

raises have been completed, resulting in the average value of the on reef development at North Section to drop from approximately 2,500 centimetre grams per ton to approximately 900 centimetre grams per ton.

Operating costs increased from R550 million (US$73 million) in the March quarter to R555 million (US$74 million) in the June quarter. This increase was mainly due to the increased electricity tariffs and one month of higher winter electricity tariffs, partially offset by savings on renewals and replacements. Total cash cost decreased from R206,092 per kilogram (US$855 per ounce) in the March quarter to R189,216 per kilogram (US$784 per ounce) in the June quarter.

Operating profit increased from R138 million (US$19 million) in the March quarter to R271 million (US$36 million) in the June quarter due to the increased gold production and a higher gold price received.

Capital expenditure increased from R157 million (US$21 million) in the March quarter to R188 million (US$25 million) in the June quarter with the majority spent on infrastructure upgrades and ore reserve development.

Notional cash expenditure decreased from R274,466 per kilogram (US$1,138 per ounce) in the March quarter to R260,049 per kilogram (US$1,077 per ounce) in the June quarter due to the increased production.

The estimate for F2011 is as follows:
- Gold produced between 12,000 kilograms and 13,200 kilograms.
- Total cash cost between R177,000 per kilogram and R192,000 per kilogram.
- NCE between R226,000 per kilogram and R242,000 per kilogram.

South Deep project

		June 2010	March 2010
Gold produced	- kg	2,176	1,801
	- 000'oz	70.0	57.9
Yield - underground	- g/t	6.3	6.2
- combined	- g/t	4.7	4.2
Total cash cost	- R/kg	201,333	230,594
	- US$/oz	834	956
Notional cash expenditure	- R/kg	388,925	461,521
	- US$/oz	1,611	1,914

Gold production at South Deep increased by 21 per cent from 1,801 kilograms (57,900 ounces) in the March quarter to 2,176 kilograms (70,000 ounces) in the June quarter, due to improved underground mining volumes and more production from long hole stoping. Underground ore processed, excluding waste, increased by 24 per cent from 278,000 tons in the March quarter to 345,000 tons in the June quarter, with the underground reef yield similar at 6.3 grams per ton. The combined yield increased from 4.2 grams per ton in the March quarter to 4.7 grams per ton in the June quarter as a result of improved production from underground. Surface ore processed decreased from 112,000 tons to 20,000 tons. 98,000 tons of off-reef development was treated with the reef due to ore handling constraints, compared with 34,000 tons in the March quarter. The current ore handling system on the Twin shaft headgear cannot effectively split the reef and waste as both streams utilise the same headgear bin.

Development increased by 6 per cent from 2,321 metres to 2,449 metres in the June quarter. The new mine capital development in phase 1, sub 95 level, increased by 14 per cent from 720 metres to 821 metres. This increase was primarily due to removing the ore handling constraint at Twin shaft and hoisting the waste development with the reef. Development in the current mine areas above 95 level decreased by 5 per cent from 1,440 metres in the March quarter to

1,369 metres in the June quarter. Raiseboring increased from 161 metres in the March quarter to 259 metres in the June quarter.

Operating costs increased by 5 per cent from R427 million (US$57 million) in the March quarter to R448 million (US$60 million) in the June quarter due to increased electricity tariffs, one month of higher winter electricity tariffs and increased production. The total cash cost decreased by 13 per cent from R230,594 per kilogram (US$956 per ounce) in the March quarter to R201,333 per kilogram (US$834 per ounce) in the June quarter due to the increased gold production.

Operating profit increased from R53 million (US$7 million) in the March quarter to R184 million (US$24 million) in the June quarter due to the increased gold production and higher gold price.

Capital expenditure at R399 million (US$53 million) was similar quarter on quarter. The major capital expenditure was on development, the ventilation shaft deepening and infrastructure, and construction of the new tailings facility.

Notional cash expenditure decreased by 16 per cent from R461,521 per kilogram (US$1,914 per ounce) in the March quarter to R388,925 per kilogram (US$1,611 per ounce) in the June quarter due to the higher gold production.

South Deep will continue to focus on delivering the build-up to the planned development metres, the completion of the Twin shaft infrastructure, new tailings dam and delivery of increased gold production.

The estimate for F2011 is as follows:
- Gold produced between 10,000 kilograms and 11,000 kilograms.
- Total cash cost between R186,000 per kilogram and R196,000 per kilogram.
- NCE between R360,000 per kilogram and R385,000 per kilogram.

West Africa region
Ghana

Tarkwa

		June 2010	March 2010
Gold produced	- 000'oz	200.2	172.6
Yield - heap leach	- g/t	0.6	0.6
- CIL plant	- g/t	1.5	1.3
- combined	- g/t	1.0	0.9
Total cash cost	- US$/oz	599	565
Notional cash expenditure	- US$/oz	771	783

Gold production increased from 172,600 ounces in the March quarter to a record 200,200 ounces in the June quarter. The higher production was due to an increase in mill throughput, associated with an increase in plant availability, and a higher head grade.

Total tons mined, including capital stripping, decreased marginally from 35.7 million tons in the March quarter to 34.9 million tons in the June quarter. Ore mined increased from 5.6 million tons to 5.8 million tons. Waste mined increased from 16.1 million tons to 16.4 million tons and capital tons mined decreased from 14.0 million tons to 12.7 million tons. Mined grade increased by 7 per cent to 1.24 grams per ton in the June quarter. The strip ratio decreased from 5.41 in the March quarter to 4.96 in the June quarter.

The total feed to the CIL plant increased by 13 per cent from 2.64 million tons in the March quarter to 2.97 million tons, which was

mainly due to improved milling circuit availability and utilisation. Yield from the CIL plant at 1.5 grams per ton, was 11 per cent above the previous quarter's yield of 1.3 grams per ton, largely due to higher mined grades. The CIL plant produced 137,500 ounces in the June quarter compared with 110,800 ounces in the March quarter, an increase of 24 per cent quarter on quarter.

Total feed to the North heap leach decreased from 2.42 million tons in the March quarter to 2.37 million tons in the June quarter. North heap leach yield for the quarter remained at 0.6 grams per ton. The "high pressure grinding roller" (HPGR) project at the South heap leach facilities contributed 12,300 ounces for the quarter. A total of 62,700 ounces was produced by the heap leach facilities in the June quarter compared with 61,800 ounces in the March quarter.

Operating costs, including gold-in-process movements, increased from US$96 million (R724 million) in the March quarter to US$113 million (R854 million) in the June quarter. This increase was mainly as a result of a power tariff increase (US$2 million), an increase in maintenance costs (US$2 million) and higher stores costs (US$7 million) relating to increased operational tons processed and mined. Total cash cost increased from US$565 per ounce to US$599 per ounce for the June quarter due to the above reasons and an increase in the royalty rate from 3 to 5 per cent (US$6 million, R42 million).

Operating profit increased from US$96 million (R716 million) in the March quarter to US$125 million (R945 million) in the June quarter.

Capital expenditure increased from US$38 million (R289 million) to US$41 million (R309 million) for the June quarter, with new mining equipment, tailings dam expansion and pre-stripping at the Teberebie cutback being the major items during the quarter.

Notional cash expenditure for the quarter at US$771 per ounce compared with the previous quarter's US$783 per ounce, reflecting the increased gold production, partially offset by the increased operating cost and higher capital expenditure for the June quarter.

The estimate for F2011 is as follows:
- Gold produced between 720,000 ounces and 760,000 ounces.
- Total cash cost between US$580 per ounce and US$605 per ounce.
- NCE between US$835 per ounce and US$860 per ounce.

Damang

		June 2010	March 2010
Gold produced	- 000'oz	56.8	53.8
Yield	- g/t	1.3	1.2
Total cash cost	- US$/oz	704	667
Notional cash expenditure	- US$/oz	881	783

Gold production increased by 6 per cent from 53,800 ounces in the March quarter to 56,800 ounces in the June quarter. This increase was as a result of an increase in mill throughput and the commissioning of the secondary crusher, which allowed higher grade fresh ore to be treated.

Total tons mined, including capital stripping at 3.4 million tons in the June quarter was slightly higher than the 3.3 million tons achieved in the March quarter. Ore mined increased from 0.9 million tons to 1.1 million tons and the strip ratio achieved was 1.96 against the March quarter's 2.64, mainly due to more fresh ore mined.

Operating costs, including gold-in-process movements increased from US$35 million (R263 million) in the March quarter to US$38 (R286 million) million in the June quarter. This was due to an increase in ounces from the Damang Pit Cutback (DPCB) which carries with it a higher extraction cost. In addition, high grade ore from the DPCB increased reagent usage. Total cash cost increased from US$667 per ounce in the March quarter to US$704 per ounce.

Operating profit increased from US$25 million (R191 million) achieved in the March quarter to US$30 million (R225 million) in the June quarter. This was driven by the increased gold production and higher gold price received.

Capital expenditure increased from US$9 million (R64 million) in the March quarter to US$12 million (R87 million) for the June quarter, with the majority of the capital spent on exploration and the secondary crusher project which was completed during the quarter.

Notional cash expenditure for the quarter was higher at US$881 per ounce compared with the previous quarter's US$783 per ounce mainly as a result of the higher operating cost and capital expenditure.

The estimate for F2011 is as follows:
- Gold produced between 220,000 ounces and 240,000 ounces.
- Total cash cost between US$570 per ounce and US$610 per ounce.
- NCE between US$880 per ounce and US$920 per ounce.

South America region
Peru

Cerro Corona

		June 2010	March 2010
Gold produced	- 000'oz	**33.7**	37.8
Copper produced	- tons	**10,500**	11,100
Total equivalent gold produced	- 000' eq oz	**96.5**	110.2
Total equivalent gold sold	- 000' eq oz	**90.2**	110.7
Yield - gold	- g/t	**0.7**	0.8
- copper	- %	**0.74**	0.75
- combined	- g/t	**2.0**	2.2
Total cash cost	- US$/eq oz	**369**	303
Notional cash expenditure	- US$/eq oz	**502**	532
Gold price *	- US$/oz	**1,184**	1,110
Copper price *	- US$/t	**7,090**	7,217

* Used to calculate total equivalent gold produced

Gold produced decreased from 37,800 ounces in the March quarter to 33,700 ounces in the June quarter and copper produced decreased from 11,100 tons to 10,500 tons. During the June quarter concentrate with payable content of 32,700 ounces of gold was sold at an average gold price of US$1,184 per ounce and 9,900 tons of copper was sold at an average copper price of US$6,450 per ton, net of treatment and refining charges.

The lower gold and copper production compared with the March quarter was mainly due to a decrease of 4 per cent in ore processed from 1.55 million tons in the March quarter to 1.49 million tons in the June quarter, and a reduction in metal recoveries, from 64 per cent in the March quarter to 62 per cent in the June quarter for gold and from 84 per cent to 81 per cent for copper. The decrease in ore tons processed was due to a 5-day plant shutdown to perform maintenance work on the ball mill.

Total tons mined decreased from 3.79 million tons in the March quarter to 3.28 million tons during the June quarter. Ore mined at 1.49 million tons was 5 per cent lower than March quarter's 1.56 million tons, reflecting the lower plant availability. The June quarter's strip ratio of 1.2 was lower than the March quarter's strip ratio of 1.4, but

higher than the life of mine strip ratio, forecast at 0.9. This is in line with the mine plan to mine more waste tons in the short-term to ensure production flexibility.

Gold yield for the quarter was 0.7 grams per ton, compared with 0.8 grams per ton in the March quarter and copper yield was 0.74 per cent compared with 0.75 per cent in the March quarter.

Operating costs, including gold-in-process movements, decreased from US$34 million (R254 million) in the March quarter to US$32 million (R242 million) in the June quarter. Total cash cost was US$369 per equivalent ounce sold for the June quarter compared with US$303 per equivalent ounce sold in the March quarter, mainly reflecting the decrease in equivalent ounces sold, which offset the impact of the decrease in operating costs.

Operating profit at US$67 million (R505 million) compares with US$84 million (R629 million) in the March quarter, mainly reflecting the lower metal production and sales.

Capital expenditure for the June quarter at US$14 million (R108 million), compares with US$24 million (R182 million) in the March quarter. The second phase of the Tailings Management Facility was completed during the quarter at a total cost of US$120 million.

Notional cash expenditure for the June quarter at US$502 per equivalent ounce was lower than the previous quarter's US$532 per equivalent ounce, reflecting the lower capital expenditure and working cost.

The estimate for F2011 is as follows:
- Equivalent gold produced between 315,000 ounces and 340,000 ounces.
  - Copper produced between 33,000 tons and 35,500 tons
  - Gold produced between 120,000 ounces and 130,000 ounces
- Total cash cost between US$410 per ounce and US$440 per ounce.
- NCE between US$625 per ounce and US$660 per ounce.

Australasia region
Australia

St Ives

		June 2010	March 2010
Gold produced	- 000'oz	**117.5**	107.3
Yield - heap leach	- g/t	**0.5**	0.5
- milling	- g/t	**2.7**	2.8
- combined	- g/t	**2.1**	2.1
Total cash cost	- A$/oz	**780**	811
	- US$/oz	**692**	732
Notional cash expenditure	- A$/oz	**1,106**	1,103
	- US$/oz	**981**	994

Gold produced increased from 107,300 ounces in the March quarter to 117,500 ounces in the June quarter.

Gold produced from the Lefroy mill increased from 99,500 ounces to 109,700 ounces, due to a 12 per cent increase in tons processed, with similar grades and recoveries due to the increase in underground mining. Production from the heap leach facility was similar at 7,800 ounces.

At the open pit operations the total tons mined increased from 1.65 million tons of ore mined in the March quarter to 1.72 million tons in the June quarter. Grade reduced from 1.59 grams per ton to 1.38 grams per ton. The decrease in grade was mainly due to a reduction in high grade ore from the Apollo and Leviathan pits in accordance with the mine scheduling. The average strip ratio, including capital waste, reduced from 4.8 to 4.3 in the June quarter.

At the underground operations, ore mined increased from 322,600 tons at 5.3 grams per ton in the March quarter to 387,600 tons at 5.1 grams per ton in the June quarter. The increased ore tons was predominantly due to a build-up in production at the Niaid extension of Belleisle, one of the three currently mined underground sources.

Operating costs, including gold-in-process movements, increased from A$84 million (R566 million) in the March quarter to A$89 million (R597 million) in the June quarter. The increase in costs was primarily due to a gold-in-process change associated with higher production and increased grade control drilling. Total cash cost decreased from A$811 per ounce (US$732 per ounce) to A$780 per ounce (US$692 per ounce) as a result of the higher production.

Operating profit increased from A$47 million (R318 million) to A$70 million (R470 million), due to the increase in production and the higher gold price.

Capital expenditure increased from A$27 million (R185 million) to A$35 million (R232 million). This increase was due to the continued acceleration of the Athena underground project, with 1,400 metres of capital development compared with 680 metres in the March quarter. Capital expenditure on Athena increased from A$7 million in the March quarter to A$13 million in the June quarter. This project acceleration is targeted to have first stope ore produced in December 2010 and full production by September 2011.

Notional cash expenditure increased from A$1,103 per ounce (US$994 per ounce) in the March quarter to A$1,106 per ounce (US$981 per ounce) in the June quarter. The additional spending on the Athena project and increase in operating costs was offset by the increase in production.

The estimate for F2011 is as follows:
- Gold produced between 440,000 ounces and 460,000 ounces.
- Total cash cost between A$760 per ounce and A$785 per ounce.
- NCE between A$1,030 per ounce and A$1,060 per ounce.

Agnew

		June 2010	March 2010
Gold produced	- 000'oz	31.7	40.7
Yield	- g/t	5.4	5.9
Total cash cost	- A$/oz	838	606
	- US$/oz	743	547
Notional cash expenditure	- A$/oz	1,632	850
	- US$/oz	1,447	766

Gold production decreased from 40,700 ounces in the March quarter to 31,700 ounces in the June quarter. This decrease was due to the continuation of restricted underground stope access mainly in the southern areas at Kim South, which resulted in lower grade areas mined in the Waroonga complex.

Ore mined from underground decreased from 148,000 tons at a head grade of 8.5 grams per ton in the March quarter to 134,000 tons at a head grade of 6.6 grams per ton in the June quarter. The grade decrease was due mainly to a higher proportion of ore from the northern areas of Kim, Main and Rajah Lodes, which are lower than Kim South due to the reasons above. Tons processed decreased

from 214,000 tons in the March quarter to 184,000 tons in the June quarter, with the yield also decreasing from 5.9 grams per ton to 5.4 grams per ton. With limited supply of underground ore to the plant, spare processing capacity was used to treat lower grade material from surface stockpiles.

Operating costs, including gold-in-process movements, increased from A$25 million (R170 million) in the March quarter to A$27 million (R182 million) in the June quarter, which includes A$2 million of costs attributable to a draw-down of gold inventory of 3,400 ounces. Costs, excluding gold-in-process, were similar at A$25 million. Total cash cost per ounce increased from A$606 per ounce (US$547 per ounce) in the March quarter to A$838 per ounce (US$743 per ounce) in the June quarter, driven by the lower production.

Operating profit decreased from A$25 million (R167 million) in the March quarter to A$15 million (R101 million) in the June quarter. This was mainly due to the impact of the lower production on revenue.

Capital expenditure increased from A$9 million (R61 million) in the March quarter to A$26 million (R176 million) in the June quarter. Expenditure on the acquisition of mining fleet to commence owner mining amounted to A$13 million for the quarter.

Notional cash expenditure increased from A$850 per ounce (US$766 per ounce) in the March quarter to A$1,632 per ounce (US$1,447 per ounce) in the June quarter due to the increase in capital expenditure.

The estimate for F2011 is as follows:
- Gold produced between 160,000 ounces and 175,000 ounces.
- Total cash cost between A$595 per ounce and A$635 per ounce.
- NCE between A$910 per ounce and A$960 per ounce.

Year ended 30 June 2010 compared with year ended 30 June 2009

Group attributable gold production increased by 2 per cent from 3.41 million ounces for the year ended June 2009 to 3.50 million ounces produced for the year ended June 2010.

At the South African operations gold production decreased from 2.04 million ounces to 1.93 million ounces. Driefontein's gold production decreased by 14 per cent from 0.83 million ounces to 0.71 million ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production decreased by 12 per cent from 0.64 million ounces to 0.57 million ounces due to safety related mine stoppages. Beatrix's gold production was similar at 0.39 million ounces. South Deep's gold production increased by 52 per cent from 0.17 million ounces to 0.26 million ounces, in line with the production build-up.

At the West Africa region total managed gold production increased by 14 per cent from 0.81 million ounces for the year ended June 2009 to 0.93 million ounces for the year ended June 2010. Tarkwa was 18 per cent higher at 0.72 million ounces mainly due to the commissioning of the new CIL plant, which allowed increased throughput. Damang's gold production increased by 3 per cent to 0.21 million ounces.

In South America, gold equivalent production at Cerro Corona increased from 0.22 million equivalent ounces to 0.39 million equivalent ounces, due to the first year of full production.

At the Australian operations, gold production decreased by 5 per cent from 0.62 million ounces to 0.59 million ounces. St Ives decreased by 2 per cent from 0.43 million ounces to 0.42 million ounces mainly due to less ore mined at Belleisle. Production at Agnew decreased by 14 per cent from 0.19 million ounces to 0.17 million ounces mainly due to the depletion of Songvang surface stockpiles.

Revenue increased by 9 per cent (increased 29 per cent in US dollar terms) from R29,087 million (US$3,228 million) to R31,565 million (US$4,164 million). The 4 per cent higher average rand gold price at R264,468 per kilogram compares with R253,459 per kilogram achieved for the year ended June 2009. In US dollar terms the gold price increased by 24 per cent from US$875 per ounce to US$1,085 per ounce. The rand strengthened from US$1 = R9.01 to US$1 = R7.58, or 16 per cent, while the rand/Australian dollar was similar at A$1 = R6.68.

Operating costs, including gold-in-process movements, increased from R17,624 million to R18,992 million, or 8 per cent. In dollar terms operating costs increased by 28 per cent from US$1,956 million to US$2,507 million mainly due to the rand/dollar exchange rate. The increase in costs in rand terms was mainly due to the increases in electricity costs at the South African and Ghanaian operations. Total cash cost for the Group in rand terms, increased by 5 per cent from R149,398 per kilogram (US$516 per ounce) to R157,360 per kilogram (US$646 per ounce) due to the above factors and the lower production.

At the South African operations operating costs increased by 14 per cent in rand terms from R9,840 million (US$1,092 million) for the year ended June 2009 to R11,204 million (US$1,478 million) for the year ended June 2010. This was due to the above inflation annual wage increases, the 35 per cent and 25 per cent increase in electricity costs, and the increases in commodity prices, partially offset by the cost saving initiatives implemented during the year.

At the West Africa operations, operating costs including gold-in-process movements increased from US$450 million for the year ended June 2009 to US$508 million for the year ended June 2010 in line with the increase in production. At the South American operations operating costs, including gold-in-process movements increased from US$82 million to US$134 million due to the inclusion of costs at Cerro Corona for the full year. At the Australian operations, operating costs including gold-in-process movements decreased from A$448 million to A$437 million, mainly due to the buy-back of the Morgan Stanley royalty.

Operating profit increased from R11,463 million (US$1,272 million) to R12,573 million (US$1,659 million). Profit before taxation and exceptional items increased year-on-year from R5,554 million (US$616 million) to R6,179 million (US$815 million).

The movement on exceptional items year-on-year was positive R2.3 billion (US$278 million) and includes:

- a net loss of R148 million (US$16 million) on the sale of Orezone Resources and IAMGold shares in financial 2009 compared with a profit on the sale of our investment in Eldorado and Sino Gold of R1.2 billion (US$157 million) in financial 2010, and
- a loss on the write down of our investment in Rusoro of R1,065 million (US$118 million) in financial 2009 compared with a loss of R197 million (US$26 million) in financial 2010.

After accounting for the above items and taxation, net earnings amounted to R3,631 million (US$479 million), compared with R1,536 million (US$171 million) for the year ended June 2009.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments, and gains and losses of associates after taxation amounted to R2,912 million (US$384 million) for the year ended June 2010 compared with R2,981 million (US$331 million) for the year ended June 2009.

Exploration and corporate development

Exploration activity during the June quarter focused on four advanced and four initial drilling projects in Peru, Mali, Canada, Finland, Kyrgyzstan, Australia and the Philippines, as well as near mine exploration at St Ives, Agnew and Damang. In addition, target generation work continued on five other greenfields exploration projects where initial drilling is expected to commence in the first half of financial 2011.

Advanced drilling projects

At the Chucapaca project in Peru, the joint venture partners (Gold Fields 51 per cent) announced an initial resource estimate of 5.6 million gold equivalent ounces at the Canahuire discovery, with mineralisation potential beyond the extent of current drilling. The Inferred Mineral Resource is approximately 84 million tons at 1.9 grams per ton gold, 0.09 per cent copper and 8.2 grams per ton silver for a total of 5.6 million gold equivalent ounces. Gold equivalent grade was calculated based on gold, silver and copper grades normalised to the differentials of metal prices and recoveries for silver and copper.

In June, the joint venture completed a positive conceptual mine scoping study for the Canahuire deposit and results are sufficiently encouraging to advance the project towards pre-feasibility. The conceptual mine scoping study was completed by AMEC and envisages conventional open pit mining and processing of ores using conventional copper ore flotation, with CIL recovery of gold in tails with a proposed process throughput rate of about 20,000 tons per day. Using a mining inventory based on the Inferred Resources within an optimised pit shell of about 72 million tons, resulted in a mine life of over ten years with a strip ratio of about 3.8:1. The study supports that the project is both technically and economically viable.

The joint venture has received a permit for the expanded activities including further scoping and in-fill drilling on the Canahuire deposit from the Peru Ministry of Energy and Mines. Drilling re-commenced in July 2010.

At the Yanfolila Project in southern Mali, Gold Fields has now completed 23,286 metres of core, 14,167 metres of RC and 87,320 metres of aircore drilling since taking over full control of the project in November 2009. Framework and infill RC and diamond drilling has been used to delineate shallow resources over Komana East and West deposits as well as to test eight initial drill targets over five licenses. The aircore drilling has been used to sample the bedrock though the laterite cover which has outlined new target areas with encouraging intercepts at Gonka, Bokoro North, Bokoro Main and Sanioumale West. Regional soil sampling was also completed over four Reconnaissance Licenses that generated 10,700 soil samples assayed for gold and multi-elements.

In Kyrgyzstan, where the Talas Project is located, the referendum on the constitution and the appointment of the new president, Roza Otunbayeva, took place without incident on 27 June 2010 and the inauguration of Roza Otunbayeva took place on 3 July 2010. Parliamentary elections are being scheduled for October 2010. Plans are in progress for geophysical surveys and drilling to be conducted on the Barkol License commencing 1 September 2010. Activity on the approved Taldybulak phase two drilling programme is scheduled to commence when Parliamentary elections and local administrative appointments are completed.

At the Arctic Platinum project in Finland bench-scale testing of hydrometallurgical extraction of metals continues to deliver positive results. Drilling to gain sufficient representative sample for a continuous pilot plant test is in planning.

Initial drilling projects

At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East) and is earning into 80 per cent on another two projects with Clancy Exploration Ltd (ASX: "CLY"), aircore drilling results at the Myall and Cowal East concessions continue to return anomalous Cu and Au values. These values are associated with widespread porphyry-style alteration and mineralisation.

At the Batangas joint ventures in the Philippines, where Gold Fields can earn up to a 75 per cent interest in three joint ventures with Mindoro Resources Ltd. (TSX.V: "MIO"), a review of previous drilling at the Lobo joint venture has highlighted potential for both porphyry and structurally controlled epithermal mineralisation.

At the Woodjam project in British Columbia, Canada, where Gold Fields can earn up to a 70 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: "FEX") and Cariboo Rose Resources (TSX.V: "CRB")), a second phase of diamond drilling has been completed on the Woodjam North property and results have been positive. On 20 May 2010, Gold Fields signed a second joint venture agreement with the Woodjam Partners to earn into 70 per cent on the adjacent Woodjam South property. Drilling on both properties commenced in July 2010.

Near mine exploration

At St. Ives, the focus has been on the Argo–Athena camp with specific emphasis on resource conversion at Hamlet and start–up of underground drilling at Athena. Positive drilling results up to April 2010 at Hamlet contributed to the resource model being updated and a SAMREC compliant resource of 6.6 million tons at 4.86 grams per ton for 1.03 million ounces in situ was announced on 20 May 2010. Deep scout drilling to confirm continuity of the high grade core to 1,000 metre below surface continued through June 2010 and the first intersection is expected by mid-July 2010.

Drilling was also directed at extending the Hamlet resources at shallower levels to the north and south of the geological model. At Athena, mining of the access decline made good progress and the mineralisation was intersected at the expected position. Mine definition drilling from underground positions started in June 2010.

At Agnew, following the successful completion of surface directional drilling at Kim in April 2010, the rig was moved to the Main Lode North and a mother hole with four deflections was drilled to the 9500RL elevation (approximately 1,000 metre below surface and 400 metre below mining infrastructure).

At Cinderella, which is a shallow early-stage project located a short distance from Kim, a programme consisting of eighteen RC holes for 3,060 metre was completed and sampling is in progress. Results from the first hole at the southern end of the project returned very encouraging assays.

Drilling at Damang focused on extensional drilling below the Juno open pit, which is part of the Greater Damang project and scout drilling to the north and south of known mineralisation to determine the potential limits for future extensional programs.

Infill drilling of selected areas at Greater Damang is to be accelerated during the next quarter with the emphasis on extensional opportunities. Scout drilling was also successfully completed below and to the north of the Amoanda pit shell, which was mined during 2005, and there are reasonable indications that the resource base at Amoanda and Amoanda North can be expanded.

At Cerro Corona, in Peru, there has been no activity on the Consolidada de Hualgayoc joint venture (50 per cent Gold Fields) since exploration was suspended in September 2009 due to community unrest. The joint venture is currently evaluating alternatives to resume work in selected areas during financial 2011.

Corporate

New Chair

On 31 May 2010 Gold Fields announced that Alan Wright will retire as chair and director of Gold Fields with effect from the next Annual General Meeting on 2 November 2010.

It is proposed that Mr Wright be replaced as chair by prominent businesswomen and activist, Dr Mamphela Ramphele. Dr Ramphele joined the board as non-executive director and deputy chair on 1 July. Dr Ramphele, a former executive of the World Bank and vice-chancellor of the University of Cape Town, is a director of Remgro, Anglo American, Medi-Clinic and social entrepreneurial company Letsemacircle.

Mr Wright's departure in November will bring to an end a long and distinguished career at Gold Fields, which he commenced in 1969. As Chief Executive Officer of Gold Fields of South Africa he was instrumental in the formation of Gold Fields Limited in 1998. Mr Wright was also deputy chair of Gold Fields from 1997 until he took over as chair in 2005.

Gold Fields CEO, Nick Holland, said: "Alan has overseen the transformation of Gold Fields and his wealth of experience as well as commitment to the Company will be missed by all employees. On a personal level, he has been my mentor and I will miss his guidance in the exciting times ahead."

Mr Holland added: "In Dr Ramphele we have found the ideal person to take over from Alan. As we advance on our path to being the world's leading sustainable gold producer I can think of no better candidate than Dr Ramphele to lead us there."

Approval of South Deep new order mining right

On 10 May 2010 Gold Fields announced that the South African Department of Mineral Resources has approved, in terms of the requirements of the Mineral and Petroleum Resources development Act 2002 (Act 28 of 2002) the conversion of the South Deep old order mining right into a new order mining right. Included in this approval, as a new right, is an additional portion of ground known as Uncle Harry's, which is contiguous to South Deep.

Gold Fields CEO, Nick Holland, said: "The cumulative effect of this approval, together with the previous conversions for Driefontein, Kloof and Beatrix granted in 2005, is that all of Gold Fields' South African operations have now been granted their new order mining right."

New loan facility

On 24 May 2010, Gold Fields announced that it had concluded a three year US$450 million revolving credit loan maturing on 30 September 2013, to refinance a US$311 million one-year facility that expired in May 2010. Gold Fields was seeking a minimum of US$300 million from the banks approached to support the revolving credit loan.

The new facility, agreed by Gold Fields with a consortium of nine banks, is charged at 175 basis points above the London Interbank Offered Rate (Libor) compared with 275 basis points charged on the US$311 million facility. This facility, which is currently undrawn, is for general corporate purposes and working capital requirements.

Samrec award

Gold Fields is particularly proud of receiving the IASSA/SAMREC award for the mining company that most closely followed the SAMREC code in its reporting of resources and reserves as part of its annual financial statements and disclosure requirements in the 2009 calendar year.

The award was instituted to encourage listed companies to enter not only into the legal requirements for disclosure but also into the spirit of dissemination of information to investment analysts as well as investors in general – an aim that is vigorously promoted by the Investment Analysts' Society.

Gold Fields has won the initial award, has been the recipient several times since its inception, and intends to do its utmost to ensure being a strong contender for this award in future years.

Peru safety standards lauded

Gold Fields announced on 9 April 2010 that it had been ranked first in the open pit mining category of the 13th National Mining Safety Contest of Peru. The contest, which takes place annually, is organised by the Mining Safety Institute of Peru in an effort to instil safe mining practices and ensure that the best occupational health and safety standards are maintained in the industry.

Gold Fields pioneers carbon trading in the gold industry

Gold Fields announced on 26 May 2010 that it is set to become the world's first gold mining company to sell Certified Emissions Reductions (CERs); the financial securities used to trade carbon emissions. The CERs will be derived from the capture of methane gas at Beatrix. It is planned to sell 1,700,000 CERs to the European energy trading company Mercuria Energy Trading SA under forward contracts which will run until 2016. The transaction was brokered by TFS Green, the carbon credits broker and environmental business of the worldwide Tradition Group.

CERs are traded globally and frequently bought by industrial companies as part of their efforts to alleviate their own carbon emission obligations. At current CER values and exchange rates, the CER contract is worth about R200 million over 5 years. Gold Fields will use the funds to finance a number of projects linked to methane capture.

Cash dividend

In line with the company's policy to pay out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:

final dividend number 73:	70 SA cents per share
last date to trade cum- dividend:	Friday 20 August 2010
sterling and US dollar conversion date:	Monday 23 August 2010
trading commences ex dividend:	Monday 23 August 2010
record date:	Friday 27 August 2010
payment date:	Monday 30 August 2010

Share certificates may not be dematerialised or rematerialised between Monday, 23 August 2010 and Friday, 27 August 2010, both dates inclusive.

Outlook

For the year ended 30 June 2011, attributable equivalent gold production is estimated at between 3.5 million ounces and 3.8 million ounces. Total cash cost is estimated at between US$650 per ounce (R157,000 per kilogram) and US$690 per ounce (R166,000 per kilogram). Notional cash expenditure (NCE) per ounce/kilogram, defined as operating costs plus capital expenditure divided by gold production, is estimated at between US$925 per ounce (R223,000 per kilogram) and US$975 per ounce (R235,000 per kilogram). This estimate is based on an exchange rate of R/US$7.50 and US$/A$0.88. The above is subject to the forward looking statement. The estimated financial information has not been reviewed and reported on by the Gold Fields' auditors in accordance with Section 8.40 (a) of the Listing Requirements of the JSE Limited.

Change in year-end

Gold Fields is in the process of changing its financial year-end from June to December to align our reporting with our peers in the gold mining industry. This will result in a six month reporting period ending 31 December 2010, followed by the new financial year ending 31 December 2011.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

Audit review

The condensed consolidated preliminary financial information for the year ended 30 June 2010 has been reviewed in accordance with International Standards on Review Engagements 2410 – "Review of interim financial information performed by the Independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available on request from the Company Secretary and on the website.

N.J. Holland
Chief Executive Officer
5 August 2010

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Year ended	
SOUTH AFRICAN RAND	**June 2010**	March 2010	June 2009	**June 2010**	June 2009
Revenue	**8,802.7**	7,279.9	7,779.4	**31,565.3**	29,086.9
Operating costs, net	**5,064.7**	4,709.8	4,441.7	**18,992.1**	17,623.6
- Operating costs	**5,102.5**	4,758.3	4,491.9	**19,170.3**	17,833.9
- Gold inventory change	**(37.8)**	(48.5)	(50.2)	**(178.2)**	(210.3)
Operating profit	**3,738.0**	2,570.1	3,337.7	**12,573.2**	11,463.3
Amortisation and depreciation	**1,368.2**	1,139.3	1,067.1	**4,837.3**	4,142.3
Net operating profit	**2,369.8**	1,430.8	2,270.6	**7,735.9**	7,321.0
Net interest paid	**(33.4)**	(44.7)	(170.7)	**(150.4)**	(609.9)
Share of gain/(loss) of associates after taxation	**86.2**	4.1	(11.6)	**118.3**	(141.3)
Gain/(loss) on foreign exchange	**6.0**	(15.6)	(76.4)	**(64.6)**	91.7
Gain/(loss) on financial instruments	**19.1**	(25.0)	70.9	**(192.4)**	(55.9)
Share-based payments	**(46.1)**	(120.9)	(20.0)	**(408.2)**	(303.4)
Other	**(119.9)**	(96.4)	(126.3)	**(247.0)**	(240.2)
Exploration	**(185.5)**	(126.9)	(170.7)	**(612.9)**	(508.3)
Profit before taxation and exceptional items	**2,096.2**	1,005.4	1,765.8	**6,178.7**	5,553.7
Exceptional (loss)/gain	**(144.1)**	22.3	(1,252.4)	**977.0**	(1,346.1)
Profit before taxation	**1,952.1**	1,027.7	513.4	**7,155.7**	4,207.6
Mining and income taxation	**864.5**	547.2	657.2	**2,881.2**	2,353.5
- Normal taxation	**339.6**	155.4	426.2	**1,231.1**	1,219.0
- Royalties	**220.8**	117.2	96.2	**543.0**	339.4
- Deferred taxation	**304.1**	274.6	134.8	**1,107.1**	795.1
Net profit/(loss)	**1,087.6**	480.5	(143.8)	**4,274.5**	1,854.1
Attributable to:					
- Owners of the parent	**899.9**	315.7	(293.3)	**3,631.4**	1,535.6
- Non-controlling interest	**187.7**	164.8	149.5	**643.1**	318.5
Exceptional items:					
Profit /(loss) on sale of investments	**63.8**	24.4	64.9	**846.9**	(148.0)
Profit/(loss) on sale of assets	**0.5**	0.9	(5.7)	**2.5**	4.3
Restructuring costs	**(11.8)**	(1.7)	(103.3)	**(16.7)**	(125.5)
Insurance claim – South Deep	**-**	-	-	**-**	131.4
Driefontein 9 shaft closure costs	**-**	-	1.9	**-**	1.9
Gain on financial instrument	**-**	-	-	**402.1**	-
Impairment of investments	**(196.6)**	(1.3)	(1,209.5)	**(257.8)**	(1,209.5)
Other	**-**	-	(0.7)	**-**	(0.7)
Total exceptional items	**(144.1)**	22.3	(1,252.4)	**977.0**	(1,346.1)
Taxation	**(7.0)**	0.3	40.3	**(178.6)**	(7.1)
Net exceptional items after taxation and minorities	**(151.1)**	22.6	(1,212.1)	**798.4**	(1,353.2)
Net earnings/(loss)	**899.9**	315.7	(293.3)	**3,631.4**	1,535.6
Net earnings/(loss) per share (cents)	**128**	44	(46)	**515**	229
Diluted earnings/(loss) per share (cents)	**125**	44	(46)	**508**	227
Headline earnings	**1,039.1**	292.0	855.4	**3,164.1**	2,890.0
Headline earnings per share (cents)	**147**	41	126	**449**	431
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation	**945.4**	320.1	949.3	**2,912.2**	2,980.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)	**134**	45	140	**413**	445
Gold sold – managed kg	**30,623**	27,405	30,729	**119,354**	114,760
Gold price received R/kg	**287,454**	265,641	253,162	**264,468**	253,459
Total cash cost R/kg	**166,215**	169,538	140,916	**157,360**	149,398

Statement of comprehensive income

International Financial Reporting Standards Basis

	Quarter			Year ended	
SOUTH AFRICAN RAND	**June 2010**	March 2010	June 2009	**June 2010**	June 2009
Net profit/(loss) for the quarter	**1,087.6**	480.5	(143.8)	**4,274.5**	1,854.1
Other comprehensive income/(expenses), net of tax	**170.4**	(556.1)	(2,923.5)	**(751.3)**	(1,912.4)
Marked to market valuation of listed investments	**19.4**	(134.0)	7.3	**(322.8)**	(712.7)
Currency translation adjustments and other	**155.8**	(430.7)	(2,463.4)	**(512.2)**	(827.5)
Dilution loss on associate	**-**	-	(331.9)	**-**	(331.9)
Share of equity investee's other comprehensive income	**(2.4)**	(0.1)	(34.5)	**9.9**	60.7
Deferred taxation on marked to market valuation of listed investments	**(2.4)**	8.7	(101.0)	**73.8**	(101.0)
Total comprehensive income/(loss) for the quarter	**1,258.0**	(75.6)	(3,067.3)	**3,523.2**	(58.3)
Attributable to:					
- Owners of the parent	**1,066.1**	(234.9)	(3,188.0)	**2,888.9**	(359.1)
- Non-controlling interest	**191.9**	159.3	120.7	**634.3**	300.8
	1,258.0	(75.6)	(3,067.3)	**3,523.2**	(58.3)

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

| | Quarter | | | Year ended | |
UNITED STATES DOLLARS	June 2010	March 2010	June 2009	June 2010	June 2009
Revenue	1,169.2	971.2	902.2	4,164.3	3,228.3
Operating costs, net	673.1	627.6	516.9	2,505.6	1,956.0
- Operating costs	678.1	634.1	522.7	2,529.1	1,979.3
- Gold inventory change	(5.0)	(6.5)	(5.8)	(23.5)	(23.3)
Operating profit	**496.1**	343.6	385.3	**1,658.7**	1,272.3
Amortisation and depreciation	181.7	152.0	124.0	638.2	459.7
Net operating profit	**314.4**	191.6	261.3	**1,020.5**	812.6
Net interest paid	(4.4)	(5.9)	(19.8)	(19.8)	(67.7)
Share of gain/(loss) of associates after taxation	11.4	0.5	(1.5)	15.6	(15.7)
Gain/(loss) on foreign exchange	0.8	(2.1)	(8.2)	(8.5)	10.2
Gain/(loss) on financial instruments	2.4	(3.4)	7.6	(25.4)	(6.2)
Share-based payments	(6.3)	(16.1)	(2.8)	(53.9)	(33.7)
Other	(15.9)	(12.7)	(14.3)	(32.6)	(26.7)
Exploration	(24.7)	(16.9)	(19.5)	(80.9)	(56.4)
Profit before taxation and exceptional items	**277.7**	135.0	202.8	**815.0**	616.4
Exceptional (loss)/gain	(18.6)	3.9	(139.2)	128.9	(149.4)
Profit before taxation	**259.1**	138.9	63.6	**943.9**	467.0
Mining and income taxation	114.7	73.3	76.0	380.1	261.2
- Normal taxation	45.1	21.1	48.7	162.4	135.3
- Royalties	29.2	15.6	11.2	71.6	37.7
- Deferred taxation	40.4	36.6	16.1	146.1	88.2
Net profit/(loss)	**144.4**	65.6	(12.4)	**563.8**	205.8
Attributable to:					
- Owners of the parents	119.5	43.7	(29.3)	479.0	170.5
- Non-controlling interest	24.9	21.9	16.9	84.8	35.3
Exceptional items:					
Profit/(loss) on sale of investments	8.8	3.8	6.8	111.8	(16.4)
Profit/(loss) on sale of assets	-	0.2	(0.6)	0.3	0.5
Restructuring costs	(1.6)	(0.2)	(11.5)	(2.2)	(13.9)
Insurance claim – South Deep	-	-	0.3	-	14.6
Driefontein 9 shaft closure costs	-	0.3	0.2	-	0.2
Gain on financial instrument	0.1	-	-	53.0	-
Impairment of investments	(25.9)	(0.2)	(134.2)	(34.0)	(134.2)
Other	-	-	(0.2)	-	(0.2)
Total exceptional items	**(18.6)**	3.9	(139.2)	**128.9**	(149.4)
Taxation	(1.0)	(0.1)	4.4	(23.6)	(0.8)
Net exceptional items after taxation and minorities	**(19.6)**	3.8	(134.8)	**105.3**	(150.2)
Net earnings/(loss)	119.5	43.7	(29.3)	479.0	170.5
Net earnings/(loss) per share (cents)	17	6	(5)	68	25
Diluted earnings/(loss) per share (cents)	17	6	(5)	67	25
Headline earnings	137.8	39.9	98.7	417.4	320.8
Headline earnings per share (cents)	20	6	15	59	48
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation	125.4	43.5	109.0	384.2	330.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)	18	6	16	54	49
South African rand/United States dollar conversion rate	7.51	7.50	8.56	7.58	9.01
South African rand/Australian dollar conversion rate	6.66	6.76	6.46	6.68	6.67
Gold sold – managed oz (000)	985	881	988	3,837	3,690
Gold price received US$/oz	1,191	1,102	920	1,085	875
Total cash cost US$/oz	688	703	512	646	516

Statement of comprehensive income
International Financial Reporting Standards Basis

| | Quarter | | | Year ended | |
UNITED STATES DOLLARS	June 2010	March 2010	June 2009	June 2010	June 2009
Net profit/(loss) for the quarter	**144.4**	65.6	(12.4)	**563.8**	205.8
Other comprehensive income/(expenses), net of tax	**(154.0)**	160.6	520.3	**241.3**	(252.8)
Marked to market valuation of listed investments	2.5	(17.9)	(0.5)	(42.6)	(79.1)
Currency translation adjustments and other	(155.9)	177.3	572.4	272.9	(132.4)
Dilution loss on associate	-	-	(36.8)	-	(36.8)
Share of equity investee's other comprehensive income	(0.3)	-	(3.6)	1.3	6.7
Deferred taxation on marked to market valuation of listed investments	(0.3)	1.2	(11.2)	9.7	(11.2)
Total comprehensive income/(loss) for the quarter	**(9.6)**	226.2	507.9	**805.1**	(47.0)
Attributable to:					
- Owners of the parent	(23.5)	189.9	447.1	701.5	(72.1)
- Non-controlling interest	13.9	36.3	60.8	103.6	25.1
	(9.6)	226.2	507.9	805.1	(47.0)

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	June 2010	June 2009	June 2010	June 2009
Net earnings for the year	**3,631.4**	1,535.6	**479.0**	170.5
(Profit)/loss on sale of investments	(846.9)	148.0	(111.8)	16.4
Taxation effect on sale of investments	124.0	-	16.5	-
(Profit)/loss on sale of assets	(2.5)	(4.3)	(0.3)	(0.5)
Taxation effect on sale of assets	0.3	1.2	-	0.2
Impairment of investments	257.8	1,209.5	34.0	134.2
Headline earnings for the year	**3,164.1**	2,890.0	**417.4**	320.8
Headline earnings per share – cents	**449**	431	**59**	48

Based on headline earnings as given above divided by 705,364,200 for financial 2010 (financial 2009 – 670,328,262) being the weighted average number of ordinary shares in issue.

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	June 2010	June 2009	June 2010	June 2009
Property, plant and equipment	52,813.4	48,337.4	6,976.7	5,997.2
Goodwill	4,458.9	4,458.9	589.0	553.2
Non-current assets	1,012.5	886.7	133.8	110.0
Investments	1,035.9	2,970.8	136.8	368.6
Current assets	9,019.5	8,548.1	1,191.5	1,060.6
- Other current assets	5,229.0	5,744.2	690.8	712.7
- Cash and deposits	3,790.5	2,803.9	500.7	347.9
Total assets	**68,340.2**	65,201.9	**9,027.8**	8,089.6
Shareholders' equity	45,448.9	42,669.4	6,003.8	5,294.0
Deferred taxation	7,142.7	6,128.8	943.6	760.4
Long-term loans	3,255.1	6,334.3	430.0	785.9
Environmental rehabilitation provisions	2,295.5	2,267.9	303.2	281.4
Post-retirement health care provisions	22.1	20.5	2.9	2.5
Other long-term provisions	-	31.2	-	3.9
Current liabilities	10,175.9	7,749.8	1,344.3	961.5
- Other current liabilities	4,943.9	5,188.6	653.2	643.7
- Current portion of long-term loans	5,232.0	2,561.2	691.1	317.8
Total equity and liabilities	**68,340.2**	65,201.9	**9,027.8**	8,089.6
South African rand/US dollar conversion rate			7.57	8.06
South African rand/Australian dollar conversion rate			6.57	6.43

Debt maturity ladder

Figures are in millions unless otherwise stated

	F2011	F2012	F2013	F2014 onwards	Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper					
Rand million	6,573.8	-	1,500.0	1,500.0	**9,573.8**
US dollar million	100.0	500.0	-	450.0	**1,050.0**
Dollar debt translated to rand	757.0	3,785.0	-	3,406.5	**7,948.5**
Total (R'm)	**7,330.8**	**3,785.0**	**1,500.0**	**4,906.5**	**17,522.3**
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper					
Rand million	4,475.0	-	-	-	**4,475.0**
US dollar million	100.0	430.0	-	-	**530.0**
Dollar debt translated to rand	757.0	3,255.1	-	-	**4,012.1**
Total (R'm)	**5,232.0**	**3,255.1**	**-**	**-**	**8,487.1**
Long-term loans per balance sheet (R'm)					**3,255.1**
Current portion of long-term loans per balance sheet (R'm)					**5,232.0**
Total loans per balance sheet (R'm)					**8,487.1**

Exchange rate: US$1 = R7.57 being the closing rate at the end of the June 2010 quarter.

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

| | SOUTH AFRICAN RAND | | | | |
YEAR ENDED 30 JUNE 2010	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 June 2009	**31,465.6**	**(1,135.7)**	**9,876.2**	**2,463.3**	**42,669.4**
Total comprehensive (expenses)/income	-	(742.5)	3,631.4	634.3	**3,523.2**
Profit for the year	-	-	3,631.4	643.1	**4,274.5**
Other comprehensive expenses	-	(742.5)	-	(8.8)	**(751.3)**
Dividends paid	-	-	(917.1)	(175.2)	**(1,092.3)**
Share-based payments	-	408.2	-	-	**408.2**
Transactions with minority interest	-	-	-	(116.4)	**(116.4)**
Exercise of employee share options	56.8	-	-	-	**56.8**
Balance as at 30 June 2010	**31,522.4**	**(1,470.0)**	**12,590.5**	**2,806.0**	**45,448.9**

| | UNITED STATES DOLLARS | | | | |
YEAR ENDED 30 JUNE 2010	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 June 2009	**4,589.9**	**(959.3)**	**1,357.8**	**305.6**	**5,294.0**
Total comprehensive income	-	222.5	479.0	103.6	**805.1**
Profit for the year	-	-	479.0	84.8	**563.8**
Other comprehensive income	-	222.5	-	18.8	**241.3**
Dividends paid	-	-	(118.1)	(23.1)	**(141.2)**
Share-based payments	-	53.9	-	-	**53.9**
Transactions with minority interest	-	-	-	(15.4)	**(15.4)**
Exercise of employee share options	7.4	-	-	-	**7.4**
Balance as at 30 June 2010	**4,597.3**	**(682.9)**	**1,718.7**	**370.7**	**6,003.8**

| | SOUTH AFRICAN RAND | | | | |
YEAR ENDED 30 JUNE 2009	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 June 2008	**31,369.0**	**455.6**	**9,321.6**	**1,415.0**	**42,561.2**
Total comprehensive income	-	(1,894.7)	1,535.6	300.8	**(58.3)**
Profit for the year	-	-	1,535.6	318.5	**1,854.1**
Other comprehensive income/(expenses)	-	(1,894.7)	-	(17.7)	**(1,912.4)**
Dividends paid	-	-	(981.0)	-	**(981.0)**
Share-based payments	-	303.4	-	-	**303.4**
Transactions with minority interest	-	-	-	747.5	**747.5**
Mvela share issue on conclusion of transaction	25.0	-	-	-	**25.0**
Exercise of employee share options	71.6	-	-	-	**71.6**
Balance as at 30 June 2009	**31,465.6**	**(1,135.7)**	**9,876.2**	**2,463.3**	**42,669.4**

| | UNITED STATES DOLLARS | | | | |
YEAR ENDED 30 JUNE 2009	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 June 2008	**4,579.1**	**(750.4)**	**1,308.5**	**182.9**	**5,320.1**
Total comprehensive income	-	(242.6)	170.5	25.1	**(47.0)**
Profit for the year	-	-	170.5	35.3	**205.8**
Other comprehensive income/(expenses)	-	(242.6)	-	(10.2)	**(252.8)**
Dividends paid	-	-	(121.2)	-	**(121.2)**
Share-based payments	-	33.7	-	-	**33.7**
Transactions with minority interest	-	-	-	97.6	**97.6**
Mvela share issue on conclusion of transaction	2.8	-	-	-	**2.8**
Exercise of employee share options	8.0	-	-	-	**8.0**
Balance as at 30 June 2009	**4,589.9**	**(959.3)**	**1,357.8**	**305.6**	**5,294.0**

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

		Quarter		Year to date	
SOUTH AFRICAN RAND	**June 2010**	March 2010	June 2009	**June 2010**	June 2009
Cash flows from operating activities	**3,649.7**	2,583.5	2,281.6	**9,601.3**	6,984.2
Profit before tax and exceptional items	**2,096.2**	1,005.4	1,765.8	**6,178.7**	5,553.7
Exceptional items	**(144.1)**	22.3	(1,252.4)	**977.0**	(1,346.1)
Amortisation and depreciation	**1,368.2**	1,139.3	1,067.1	**4,837.3**	4,142.3
Change in working capital	**767.0**	705.8	(125.8)	**17.0**	(1,183.8)
Taxation paid	**(545.5)**	(390.7)	(322.5)	**(1,764.2)**	(1,812.8)
Other non-cash items	**107.9**	101.4	1,149.4	**(644.5)**	1,630.9
Dividends paid	**(175.2)**	(353.0)	(0.1)	**(1,092.3)**	(981.0)
Ordinary shareholders	**-**	(353.0)	(0.1)	**(917.1)**	(981.0)
Outside shareholders	**(175.2)**	-	-	**(175.2)**	-
Cash flows from investing activities	**(1,890.2)**	(1,754.2)	(1,577.9)	**(7,434.4)**	(7,285.8)
Capital expenditure – additions	**(2,156.9)**	(1,871.8)	(1,790.5)	**(7,742.3)**	(7,649.2)
Capital expenditure – proceeds on disposal	**2.4**	0.8	19.4	**8.7**	32.0
(Purchase)/sale of subsidiaries	**-**	-	-	**(340.1)**	45.0
Royalty termination	**-**	-	-	**(1,998.9)**	-
Purchase of investments	**(3.6)**	(47.3)	(17.9)	**(97.2)**	(99.3)
Proceeds on the disposal of investments	**339.8**	172.0	282.0	**2,830.8**	482.0
Environmental and post-retirement health care payments	**(71.9)**	(7.9)	(70.9)	**(95.4)**	(96.3)
Cash flows from financing activities	**(665.9)**	577.8	(274.0)	**(75.3)**	2,086.7
Loans received	**2,444.1**	2,662.0	1,143.0	**12,275.5**	10,210.8
Loans repaid	**(3,001.0)**	(2,095.7)	(1,392.2)	**(12,291.2)**	(8,231.0)
Minority shareholders loans (repaid)/received	**(116.4)**	-	(54.3)	**(116.4)**	10.3
Shares issued	**7.4**	11.5	29.5	**56.8**	96.6
Net cash inflow	**918.4**	1,054.1	429.6	**999.3**	804.1
Translation adjustment	**47.2**	(57.4)	(162.6)	**(12.7)**	(7.5)
Cash at beginning of period	**2,824.9**	1,828.2	2,536.9	**2,803.9**	2,007.3
Cash at end of period	**3,790.5**	2,824.9	2,803.9	**3,790.5**	2,803.9
***Cash flow before financing activities**	**1,759.5**	829.3	703.7	**2,166.9**	(301.6)

		Quarter		Year to date	
UNITED STATES DOLLARS	**June 2010**	March 2010	June 2009	**June 2010**	June 2009
Cash flows from operating activities	**482.1**	344.8	264.9	**1,271.4**	778.4
Profit before tax and exceptional items	**277.7**	135.0	202.8	**815.0**	616.4
Exceptional items	**(18.6)**	3.9	(139.2)	**128.9**	(149.4)
Amortisation and depreciation	**181.7**	152.0	124.0	**638.2**	459.7
Change in working capital	**100.9**	91.6	(15.9)	**2.2**	(131.4)
Taxation paid	**(73.6)**	(50.3)	(35.2)	**(227.9)**	(197.9)
Other non-cash items	**14.0**	12.6	128.4	**(85.0)**	181.0
Dividends paid	**(23.1)**	(45.5)	-	**(141.2)**	(121.2)
Ordinary shareholders	**-**	(45.5)	-	**(118.1)**	(121.2)
Outside shareholders	**(23.1)**	-	-	**(23.1)**	-
Cash flows from investing activities	**(239.7)**	(234.1)	(184.4)	**(960.6)**	(809.6)
Capital expenditure – additions	**(286.5)**	(249.5)	(209.4)	**(1,021.4)**	(849.0)
Capital expenditure – proceeds on disposal	**0.3**	0.1	2.2	**1.2**	3.6
(Purchase)/sale of subsidiaries	**-**	-	0.1	**(43.0)**	5.0
Royalty termination	**-**	-	-	**(257.1)**	-
Purchase of investments	**(0.4)**	(6.5)	(1.9)	**(13.5)**	(12.8)
Proceeds on the disposal of investments	**56.4**	22.9	32.5	**385.8**	54.3
Environmental and post-retirement health care payments	**(9.5)**	(1.1)	(7.9)	**(12.6)**	(10.7)
Cash flows from financing activities	**(88.0)**	77.5	(52.2)	**(25.6)**	255.7
Loans received	**322.9**	354.9	133.5	**1,619.9**	1,137.9
Loans repaid	**(396.5)**	(278.9)	(182.4)	**(1,637.5)**	(892.9)
Minority shareholders loans (repaid)/received	**(15.4)**	-	(6.7)	**(15.4)**	-
Shares issued	**1.0**	1.5	3.4	**7.4**	10.7
Net cash inflow	**131.3**	142.7	28.3	**144.0**	103.3
Translation adjustment	**(14.9)**	2.6	54.2	**8.8**	(6.3)
Cash at beginning of period	**384.3**	239.0	265.4	**347.9**	250.9
Cash at end of period	**500.7**	384.3	347.9	**500.7**	347.9
***Cash flow before financing activities**	**242.4**	110.7	80.5	**310.8**	(31.2)

*Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments – those outstanding at 30 June 2010 are described below.

South Africa forward cover contracts*

South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of June 2010 were the following contracts:

- US$/ZAR - US$3.5 million in total, with a positive marked to market value of US$0.6 million.
- A$/ZAR – A$9.3 million in total, with a positive marked to market value of US$0.3 million.

Copper financial instruments*

Peru

During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona's expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries was US$5,001 per ton. An additional 8,705 tons of Cerro Corona's expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton. The remaining 1,890 tons sold forward and the remaining 1,890 tons under the zero cost collar outstanding at the end of March 2010 were settled during the June quarter at realised gains of R13 million (US$2 million).

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	June 2010	14,863	3,931	1,594	1,157	717	463
	March 2010	14,263	3,580	1,402	1,028	726	424
	Financial year ended	56,702	15,115	6,084	4,299	3,051	1,681
Yield (grams per ton)	June 2010	2.1	3.9	3.6	3.8	4.0	4.7
	March 2010	1.9	3.4	3.3	3.3	3.5	4.2
	Financial year ended	2.1	4.0	3.6	4.1	4.0	4.9
Gold produced (kilograms)	June 2010	30,818	15,184	5,783	4,369	2,856	2,176
	March 2010	27,391	12,297	4,575	3,344	2,577	1,801
	Financial year ended	119,470	60,124	22,076	17,624	12,188	8,236
Gold sold (kilograms)	June 2010	30,623	15,184	5,783	4,369	2,856	2,176
	March 2010	27,405	12,297	4,575	3,344	2,577	1,801
	Financial year ended	119,354	60,124	22,076	17,624	12,188	8,236
Gold price received (Rand per kilogram)	June 2010	287,454	289,482	289,538	289,082	289,391	290,257
	March 2010	265,641	266,813	267,016	266,477	267,055	266,574
	Financial year ended	264,468	264,435	264,704	263,737	264,088	265,724
Total cash cost (Rand per kilogram)	June 2010	166,215	187,770	175,584	196,201	189,216	201,333
	March 2010	169,538	214,467	195,650	237,978	206,092	230,594
	Financial year ended	157,360	180,392	168,568	187,154	180,358	197,669
Notional cash expenditure (Rand per kilogram)	June 2010	235,223	272,669	233,910	274,319	260,049	388,925
	March 2010	241,860	310,490	258,907	327,482	274,466	461,521
	Financial year ended	224,979	261,323	225,208	256,962	239,867	399,211
Operating costs (Rand per ton)	June 2010	343	739	639	763	774	967
	March 2010	334	763	660	808	758	1,007
	Financial year ended	338	741	630	797	745	996
Financial Results (Rand million)							
Revenue	June 2010	8,802.7	4,395.5	1,674.4	1,263.0	826.5	631.6
	March 2010	7,279.9	3,281.0	1,221.6	891.1	688.2	480.1
	Financial year ended	31,565.3	15,898.9	5,843.6	4,648.1	3,218.7	2,188.5
Operating costs, net	June 2010	5,064.7	2,904.5	1,018.8	882.9	555.2	447.6
	March 2010	4,709.8	2,732.8	925.0	830.5	550.2	427.1
	Financial year ended	18,992.1	11,203.9	3,832.1	3,424.3	2,272.9	1,674.6
- Operating costs	June 2010	5,102.5	2,904.5	1,018.8	882.9	555.2	447.6
	March 2010	4,758.3	2,732.8	925.0	830.5	550.2	427.1
	Financial year ended	19,170.3	11,203.9	3,832.1	3,424.3	2,272.9	1,674.6
- Gold inventory change	June 2010	(37.8)	-	-	-	-	-
	March 2010	(48.5)	-	-	-	-	-
	Financial year ended	(178.2)	-	-	-	-	-
Operating profit	June 2010	3,738.0	1,491.0	655.6	380.1	271.3	184.0
	March 2010	2,570.1	548.2	296.6	60.6	138.0	53.0
	Financial year ended	12,573.2	4,695.0	2,011.5	1,223.8	945.8	513.9
Amortisation of mining assets	June 2010	1,328.4	660.8	190.0	209.5	136.8	124.5
	March 2010	1,105.0	536.2	139.1	167.0	118.3	111.8
	Financial year ended	4,692.3	2,416.1	621.7	800.3	541.6	452.5
Net operating profit	June 2010	2,409.6	830.2	465.6	170.6	134.5	59.5
	March 2010	1,465.1	12.0	157.5	(106.4)	19.7	(58.8)
	Financial year ended	7,880.9	2,278.9	1,389.8	423.5	404.2	61.4
Other (expenses)/income	June 2010	(220.9)	(140.4)	(28.5)	(46.6)	(9.7)	(55.6)
	March 2010	(225.7)	(105.7)	(14.0)	(21.1)	(12.1)	(58.5)
	Financial year ended	(979.7)	(424.1)	(92.3)	(105.5)	(43.4)	(182.9)
Profit/(loss) before taxation	June 2010	2,188.7	689.8	437.1	124.0	124.8	3.9
	March 2010	1,239.4	(93.7)	143.5	(127.5)	7.6	(117.3)
	Financial year ended	6,901.2	1,854.8	1,297.5	318.0	360.8	(121.5)
Mining and income taxation	June 2010	879.3	277.3	167.2	54.2	50.9	5.0
	March 2010	542.6	1.7	38.7	3.6	6.4	(47.0)
	Financial year ended	2,681.1	696.0	447.9	144.8	148.6	(45.3)
- Normal taxation	June 2010	346.8	88.2	83.9	3.2	1.1	-
	March 2010	139.8	(21.9)	(16.9)	(4.8)	(0.2)	-
	Financial year ended	1,004.8	225.6	203.4	20.1	2.1	-
- Royalties	June 2010	220.7	48.3	34.3	6.8	4.1	3.1
	March 2010	117.2	12.9	9.3	1.4	1.3	0.9
	Financial year ended	542.9	61.2	43.6	8.2	5.4	4.0
- Deferred taxation	June 2010	311.8	140.8	49.0	44.2	45.7	1.9
	March 2010	285.6	10.7	46.3	7.0	5.3	(47.9)
	Financial year ended	1,133.4	409.2	200.9	116.5	141.1	(49.3)
Profit/(loss) before exceptional items	June 2010	1,309.4	412.5	269.9	69.8	73.9	(1.1)
	March 2010	696.8	(95.4)	104.8	(131.1)	1.2	(70.3)
	Financial year ended	4,220.1	1,158.8	849.6	173.2	212.2	(76.2)
Exceptional items	June 2010	(9.2)	(9.1)	(0.9)	(2.6)	(2.5)	(3.1)
	March 2010	(0.9)	(0.9)	-	-	0.8	(1.7)
	Financial year ended	(9.8)	(9.9)	0.9	(0.7)	(5.3)	(4.8)
Net profit/(loss)	June 2010	1,300.2	403.4	269.0	67.2	71.4	(4.2)
	March 2010	695.9	(96.3)	104.8	(131.1)	2.0	(72.0)
	Financial year ended	4,210.3	1,148.9	850.5	172.5	206.9	(81.0)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	June 2010	1,303.4	411.1	269.4	68.7	75.3	(2.3)
	March 2010	713.5	(96.1)	104.8	(131.1)	1.2	(71.0)
	Financial year ended	4,362.2	1,156.7	849.8	172.8	212.2	(78.1)
Capital expenditure	June 2010	2,146.6	1,235.7	333.9	315.6	187.5	398.7
	March 2010	1,866.5	1,085.3	259.5	264.6	157.1	404.1
	Financial year ended	7,707.9	4,507.9	1,139.6	1,104.4	650.6	1,613.3

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region	Australasia Region[#]		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	**June 2010**	**7,517**	**6,192**	**1,325**	**1,485**	**1,930**	**1,746**	**184**
	March 2010	7,296	5,942	1,354	1,554	1,833	1,619	214
	Financial year ended	27,744	22,716	5,028	6,141	7,702	6,819	883
Yield (grams per ton)	**June 2010**	**1.1**	**1.0**	**1.3**	**2.0**	**2.4**	**2.1**	**5.4**
	March 2010	1.0	0.9	1.2	2.2	2.5	2.1	5.9
	Financial year ended	1.0	1.0	1.3	2.0	2.4	1.9	5.8
Gold produced (kilograms)	**June 2010**	**7,993**	**6,226**	**1,767**	**3,001**	**4,640**	**3,654**	**986**
	March 2010	7,054	5,374	1,680	3,428	4,612	3,342	1,270
	Financial year ended	28,866	22,415	6,451	12,243	18,237	13,097	5,140
Gold sold (kilograms)	**June 2010**	**7,993**	**6,226**	**1,767**	**2,806**	**4,640**	**3,654**	**986**
	March 2010	7,054	5,374	1,680	3,442	4,612	3,342	1,270
	Financial year ended	28,866	22,415	6,451	12,127	18,237	13,097	5,140
Gold price received (Rand per kilogram)	**June 2010**	**288,953**	**288,853**	**289,304**	**266,358**	**290,991**	**291,927**	**287,525**
	March 2010	268,599	268,013	270,476	256,450	264,853	264,692	265,276
	Financial year ended	267,044	267,183	266,563	257,162	265,356	266,588	262,218
Total cash cost (Rand per kilogram)	**June 2010**	**150,307**	**144,748**	**169,892**	**89,202**	**169,655**	**167,022**	**179,412**
	March 2010	141,877	136,156	160,179	73,068	164,050	176,361	131,654
	Financial year ended	137,397	130,636	160,890	84,737	161,315	173,085	131,323
Notional cash expenditure (Rand per kilogram)	**June 2010**	**192,068**	**186,219**	**212,677**	**121,326**	**260,690**	**236,754**	**349,391**
	March 2010	188,730	188,742	188,690	128,238	224,588	239,707	184,803
	Financial year ended	182,786	181,115	188,591	136,650	231,239	238,345	213,132
Operating costs (Rand per ton)	**June 2010**	**152**	**137**	**218**	**172**	**415**	**363**	**916**
	March 2010	134	122	187	166	431	381	810
	Financial year ended	141	129	197	167	392	343	767
Financial Results (Rand million)								
Revenue	**June 2010**	**2,309.6**	**1,798.4**	**511.2**	**747.4**	**1,350.2**	**1,066.7**	**283.5**
	March 2010	1,894.7	1,440.3	454.4	882.7	1,221.5	884.6	336.9
	Financial year ended	7,708.5	5,988.9	1,719.6	3,118.6	4,839.3	3,491.5	1,347.8
Operating costs, net	**June 2010**	**1,139.5**	**853.7**	**285.8**	**242.0**	**778.7**	**596.5**	**182.2**
	March 2010	987.0	724.0	263.0	253.9	736.1	566.4	169.7
	Financial year ended	3,853.2	2,846.8	1,006.4	1,014.0	2,921.0	2,239.9	681.1
- Operating costs	**June 2010**	**1,140.1**	**850.9**	**289.2**	**256.1**	**801.8**	**633.2**	**168.6**
	March 2010	978.6	725.5	253.1	257.5	789.4	616.1	173.3
	Financial year ended	3,923.9	2,933.4	990.5	1,024.2	3,018.3	2,341.2	677.1
- Gold inventory change	**June 2010**	**(0.6)**	**2.8**	**(3.4)**	**(14.1)**	**(23.1)**	**(36.7)**	**13.6**
	March 2010	8.4	(1.5)	9.9	(3.6)	(53.3)	(49.7)	(3.6)
	Financial year ended	(70.7)	(86.6)	15.9	(10.2)	(97.3)	(101.3)	4.0
Operating profit	**June 2010**	**1,170.1**	**944.7**	**225.4**	**505.4**	**571.5**	**470.2**	**101.3**
	March 2010	907.7	716.3	191.4	628.8	485.4	318.2	167.2
	Financial year ended	3,855.3	3,142.1	713.2	2,104.6	1,918.3	1,251.6	666.7
Amortisation of mining assets	**June 2010**	**292.7**	**252.0**	**40.7**	**109.2**	**265.7**		
	March 2010	234.1	204.3	29.8	103.0	231.7		
	Financial year ended	971.7	841.7	130.0	419.1	885.4		
Net operating profit	**June 2010**	**877.4**	**692.7**	**184.7**	**396.2**	**305.8**		
	March 2010	673.6	512.0	161.6	525.8	253.7		
	Financial year ended	2,883.6	2,300.4	583.2	1,685.5	1,032.9		
Other (expenses)/income	**June 2010**	**(34.9)**	**(27.9)**	**(7.0)**	**(36.4)**	**(9.2)**		
	March 2010	(30.0)	(24.4)	(5.6)	(68.4)	(21.6)		
	Financial year ended	(107.6)	(82.5)	(25.1)	(403.9)	(44.1)		
Profit/(loss) before taxation	**June 2010**	**842.5**	**664.8**	**177.7**	**359.8**	**296.6**		
	March 2010	643.6	487.6	156.0	457.4	232.1		
	Financial year ended	2,776.0	2,217.9	558.1	1,281.6	988.8		
Mining and income taxation	**June 2010**	**330.1**	**258.7**	**71.4**	**156.2**	**115.7**		
	March 2010	229.0	172.3	56.7	219.8	92.1		
	Financial year ended	1,003.8	793.4	210.4	593.0	388.3		
- Normal taxation	**June 2010**	**189.9**	**132.9**	**57.0**	**64.3**	**4.4**		
	March 2010	118.4	84.0	34.4	43.3	-		
	Financial year ended	464.6	312.6	152.0	310.2	4.4		
- Royalties	**June 2010**	**115.9**	**90.1**	**25.8**	**20.9**	**35.6**		
	March 2010	61.6	47.5	14.1	13.7	29.0		
	Financial year ended	282.6	220.1	62.5	78.2	120.9		
- Deferred taxation	**June 2010**	**24.3**	**35.7**	**(11.4)**	**71.0**	**75.7**		
	March 2010	49.0	40.8	8.2	162.8	63.1		
	Financial year ended	256.6	260.7	(4.1)	204.6	263.0		
Profit/(loss) before exceptional items	**June 2010**	**512.4**	**406.1**	**106.3**	**203.6**	**180.9**		
	March 2010	414.6	315.3	99.3	237.6	140.0		
	Financial year ended	1,772.2	1,424.5	347.7	688.6	600.5		
Exceptional items	**June 2010**	**-**	**-**	**-**	**(0.1)**	**-**		
	March 2010	-	-	-	-	-		
	Financial year ended	-	-	-	0.1	-		
Net profit/(loss)	**June 2010**	**512.4**	**406.1**	**106.3**	**203.5**	**180.9**		
	March 2010	414.6	315.3	99.3	237.6	140.0		
	Financial year ended	1,772.2	1,424.5	347.7	688.7	600.5		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2010**	**513.6**	**407.3**	**106.3**	**194.6**	**184.1**		
	March 2010	414.6	315.3	99.3	250.5	144.5		
	Financial year ended	1,775.8	1,428.0	347.8	825.7	604.0		
Capital expenditure	**June 2010**	**395.1**	**308.5**	**86.6**	**108.0**	**407.8**	**231.9**	**175.9**
	March 2010	352.7	288.8	63.9	182.1	246.4	185.0	61.4
	Financial year ended	1,352.4	1,126.3	226.1	648.8	1,198.8	780.4	418.4

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**June 2010**	**14,863**	**3,931**	**1,594**	**1,157**	**717**	**463**
	March 2010	14,263	3,580	1,402	1,028	726	424
	Financial year ended	56,702	15,115	6,084	4,299	3,051	1,681
Yield (ounces per ton)	**June 2010**	**0.067**	**0.124**	**0.117**	**0.121**	**0.128**	**0.151**
	March 2010	0.062	0.110	0.105	0.105	0.114	0.137
	Financial year ended	0.068	0.128	0.117	0.132	0.128	0.158
Gold produced (000 ounces)	**June 2010**	**990.8**	**488.2**	**185.9**	**140.5**	**91.8**	**70.0**
	March 2010	880.2	395.4	147.1	107.5	82.9	57.9
	Financial year ended	3,841.0	1,933.0	709.8	566.5	391.9	264.8
Gold sold (000 ounces)	**June 2010**	**984.6**	**488.2**	**185.9**	**140.5**	**91.8**	**70.0**
	March 2010	880.6	395.4	147.1	107.5	82.9	57.9
	Financial year ended	3,837.3	1,933.0	709.8	566.5	391.9	264.8
Gold price received (dollars per ounce)	**June 2010**	**1,191**	**1,199**	**1,199**	**1,197**	**1,199**	**1,202**
	March 2010	1,102	1,107	1,107	1,105	1,108	1,106
	Financial year ended	1,085	1,085	1,086	1,082	1,084	1,090
Total cash cost (dollars per ounce)	**June 2010**	**688**	**778**	**727**	**813**	**784**	**834**
	March 2010	703	889	811	987	855	956
	Financial year ended	646	740	692	768	740	811
Notional cash expenditure (dollars per ounce)	**June 2010**	**974**	**1,129**	**969**	**1,136**	**1,077**	**1,611**
	March 2010	1,003	1,288	1,074	1,358	1,138	1,914
	Financial year ended	923	1,072	924	1,054	984	1,638
Operating costs (dollars per ton)	**June 2010**	**46**	**98**	**85**	**102**	**103**	**129**
	March 2010	44	102	88	108	101	134
	Financial year ended	45	98	83	105	98	131
Financial Results ($ million)							
Revenue	**June 2010**	**1,169.2**	**583.9**	**222.3**	**167.8**	**109.9**	**83.9**
	March 2010	971.2	438.8	163.3	119.4	92.0	64.1
	Financial year ended	4,164.3	2,097.5	770.9	613.2	424.6	288.7
Operating costs, net	**June 2010**	**673.1**	**386.1**	**135.4**	**117.4**	**73.8**	**59.5**
	March 2010	627.6	364.4	123.4	110.7	73.4	56.9
	Financial year ended	2,505.6	1,478.1	505.6	451.8	299.9	220.9
- Operating costs	**June 2010**	**678.1**	**386.1**	**135.4**	**117.4**	**73.8**	**59.5**
	March 2010	634.1	364.4	123.4	110.7	73.4	56.9
	Financial year ended	2,529.1	1,478.1	505.6	451.8	299.9	220.9
- Gold inventory change	**June 2010**	**(5.0)**	**-**	**-**	**-**	**-**	**-**
	March 2010	(6.5)	-	-	-	-	-
	Financial year ended	(23.5)	-	-	-	-	-
Operating profit	**June 2010**	**496.1**	**197.8**	**87.0**	**50.4**	**36.0**	**24.4**
	March 2010	343.6	74.4	39.9	8.7	18.6	7.2
	Financial year ended	1,658.7	619.4	265.4	161.5	124.8	67.8
Amortisation of mining assets	**June 2010**	**176.3**	**87.7**	**25.2**	**27.8**	**18.2**	**16.5**
	March 2010	147.4	71.6	18.6	22.4	15.8	14.9
	Financial year ended	619.0	318.7	82.0	105.6	71.5	59.7
Net operating profit	**June 2010**	**320.0**	**110.1**	**61.7**	**22.6**	**17.8**	**7.9**
	March 2010	196.2	2.8	21.3	(13.7)	2.8	(7.6)
	Financial year ended	1,039.7	300.6	183.4	55.9	53.3	8.1
Other (expenses)/income	**June 2010**	**(29.1)**	**(18.6)**	**(3.7)**	**(6.1)**	**(1.3)**	**(7.4)**
	March 2010	(30.1)	(13.9)	(1.9)	(2.8)	(1.6)	(7.7)
	Financial year ended	(129.1)	(55.9)	(12.2)	(13.9)	(5.7)	(24.1)
Profit/(loss) before taxation	**June 2010**	**290.8**	**91.6**	**58.0**	**16.5**	**16.6**	**0.5**
	March 2010	166.1	(11.1)	19.4	(16.4)	1.2	(15.4)
	Financial year ended	910.6	244.7	171.2	42.0	47.6	(16.0)
Mining and income taxation	**June 2010**	**115.1**	**36.6**	**22.1**	**7.1**	**6.7**	**0.6**
	March 2010	72.8	0.6	5.3	0.5	1.0	(6.2)
	Financial year ended	352.1	91.8	59.1	19.1	19.6	(6.0)
- Normal taxation	**June 2010**	**46.0**	**11.7**	**11.1**	**0.4**	**0.2**	**-**
	March 2010	18.8	(2.7)	(2.1)	(0.6)	-	-
	Financial year ended	132.5	29.8	26.8	2.7	0.3	-
- Royalties	**June 2010**	**28.8**	**6.4**	**4.6**	**0.9**	**0.5**	**0.4**
	March 2010	15.8	1.7	1.2	0.2	0.2	0.1
	Financial year ended	71.1	8.1	5.8	1.1	0.7	0.5
- Deferred taxation	**June 2010**	**40.3**	**18.6**	**6.5**	**5.8**	**6.1**	**0.2**
	March 2010	38.1	1.6	6.2	1.0	0.8	(6.3)
	Financial year ended	148.5	54.0	26.5	15.4	18.6	(6.5)
Profit/(loss) before exceptional items	**June 2010**	**175.6**	**55.0**	**35.9**	**9.4**	**9.8**	**(0.1)**
	March 2010	93.3	(11.7)	14.2	(17.0)	0.2	(9.1)
	Financial year ended	558.5	152.9	112.1	22.8	28.0	(10.1)
Exceptional items	**June 2010**	**(1.2)**	**(1.2)**	**(0.1)**	**(0.3)**	**(0.3)**	**(0.4)**
	March 2010	(0.1)	(0.1)	-	-	0.1	(0.2)
	Financial year ended	(1.3)	(1.3)	0.1	(0.1)	(0.7)	(0.6)
Net profit/(loss)	**June 2010**	**174.4**	**53.8**	**35.8**	**9.1**	**9.5**	**(0.5)**
	March 2010	93.2	(11.8)	14.2	(16.9)	0.3	(9.4)
	Financial year ended	557.2	151.6	112.2	22.8	27.3	(10.7)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2010**	**170.6**	**54.5**	**35.8**	**9.1**	**10.0**	**(0.4)**
	March 2010	96.7	(11.9)	14.2	(17.0)	0.2	(9.3)
	Financial year ended	573.0	152.6	112.1	22.8	28.0	(10.3)
Capital expenditure	**June 2010**	**285.2**	**164.2**	**44.3**	**42.0**	**24.9**	**53.0**
	March 2010	248.8	144.7	34.6	35.2	20.9	53.9
	Financial year ended	1,016.9	594.7	150.3	145.7	85.8	212.8

Average exchange rates were US$1 = R7.51 and US$1 = R7.50 for the June and March 2010 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.66 and A$1 = R6.76 for the June 2010 and March 2010 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated (000 tons)	**June 2010**	**7,517**	**6,192**	**1,325**	**1,485**	**1,930**	**1,746**	**184**	**1,930**	**1,746**	**184**
	March 2010	7,296	5,942	1,354	1,554	1,833	1,619	214	1,833	1,619	214
	Financial year ended	27,744	22,716	5,028	6,141	7,702	6,819	883	7,702	6,819	883
Yield (ounces per ton)	**June 2010**	**0.034**	**0.032**	**0.043**	**0.065**	**0.077**	**0.067**	**0.172**	**0.077**	**0.067**	**0.172**
	March 2010	0.031	0.029	0.040	0.071	0.081	0.066	0.190	0.081	0.066	0.190
	Financial year ended	0.033	0.032	0.041	0.064	0.076	0.062	0.187	0.076	0.062	0.187
Gold produced (000 ounces)	**June 2010**	**257.0**	**200.2**	**56.8**	**96.5**	**149.2**	**117.5**	**31.7**	**149.2**	**117.5**	**31.7**
	March 2010	226.5	172.6	53.8	110.2	148.1	107.3	40.7	148.1	107.3	40.7
	Financial year ended	928.1	720.7	207.4	393.6	586.3	421.1	165.2	586.3	421.1	165.2
Gold sold (000 ounces)	**June 2010**	**257.0**	**200.2**	**56.8**	**90.2**	**149.2**	**117.5**	**31.7**	**149.2**	**117.5**	**31.7**
	March 2010	226.5	172.6	53.8	110.7	148.1	107.3	40.7	148.1	107.3	40.7
	Financial year ended	928.1	720.7	207.4	389.9	586.3	421.1	165.2	586.3	421.1	165.2
Gold price received (dollars per ounce)	**June 2010**	**1,197**	**1,196**	**1,198**	**1,103**	**1,205**	**1,209**	**1,191**	**1,359**	**1,363**	**1,343**
	March 2010	1,114	1,111	1,122	1,064	1,098	1,098	1,100	1,219	1,218	1,221
	Financial year ended	1,096	1,096	1,094	1,055	1,089	1,094	1,076	1,236	1,241	1,221
Total cash cost (dollars per ounce)	**June 2010**	**623**	**599**	**704**	**369**	**703**	**692**	**743**	**792**	**780**	**838**
	March 2010	589	565	667	303	681	732	547	755	811	606
	Financial year ended	564	536	660	348	662	710	539	751	806	611
Notional cash expenditure (dollars per ounce)	**June 2010**	**795**	**771**	**881**	**502**	**1,080**	**981**	**1,447**	**1,217**	**1,106**	**1,632**
	March 2010	783	783	783	532	931	994	766	1,033	1,103	850
	Financial year ended	750	743	774	561	949	978	875	1,077	1,110	992
Operating costs (dollars per ton)	**June 2010**	**20**	**18**	**29**	**23**	**55**	**48**	**122**	**62**	**54**	**138**
	March 2010	18	16	25	22	57	51	108	64	56	120
	Financial year ended	19	17	26	22	52	45	101	59	51	115
Financial Results ($ million)											
Revenue	**June 2010**	**306.6**	**238.7**	**67.9**	**99.4**	**179.3**	**141.6**	**37.7**	**202.1**	**159.7**	**42.5**
	March 2010	252.4	191.9	60.4	117.4	162.7	117.7	45.0	180.8	131.0	49.8
	Financial year ended	1,017.0	790.1	226.9	411.4	638.4	460.6	177.8	724.4	522.7	201.8
Operating costs, net	**June 2010**	**151.3**	**113.3**	**38.0**	**32.2**	**103.4**	**79.2**	**24.1**	**116.5**	**89.3**	**27.3**
	March 2010	131.3	96.3	35.0	33.9	98.1	75.5	22.6	108.9	83.8	25.1
	Financial year ended	508.3	375.6	132.8	133.8	385.4	295.5	89.9	437.3	335.3	102.0
- Operating costs	**June 2010**	**151.4**	**113.0**	**38.4**	**34.1**	**106.5**	**84.1**	**22.4**	**120.1**	**94.8**	**25.3**
	March 2010	130.3	96.6	33.7	34.3	105.1	82.0	23.1	116.8	91.2	25.6
	Financial year ended	517.7	387.0	130.7	135.1	398.2	308.9	89.3	451.8	350.5	101.4
- Gold inventory change	**June 2010**	**(0.1)**	**0.3**	**(0.4)**	**(1.9)**	**(3.1)**	**(4.9)**	**1.8**	**(3.5)**	**(5.5)**	**2.0**
	March 2010	1.0	(0.3)	1.3	(0.4)	(7.0)	(6.5)	(0.4)	(8.0)	(7.4)	(0.5)
	Financial year ended	(9.3)	(11.4)	2.1	(1.3)	(12.8)	(13.4)	0.5	(14.6)	(15.2)	0.6
Operating profit	**June 2010**	**155.3**	**125.4**	**29.9**	**67.2**	**75.9**	**62.4**	**13.6**	**85.6**	**70.4**	**15.2**
	March 2010	121.0	95.6	25.4	83.5	64.6	42.3	22.3	71.9	47.2	24.7
	Financial year ended	508.6	414.5	94.1	277.7	253.1	165.1	88.0	287.2	187.4	99.8
Amortisation of mining assets	**June 2010**	**38.8**	**33.5**	**5.4**	**14.5**	**35.3**			**39.8**		
	March 2010	31.2	27.2	4.0	13.8	30.8			34.3		
	Financial year ended	128.2	111.0	17.2	55.3	116.8			132.5		
Net operating profit	**June 2010**	**116.5**	**91.9**	**24.6**	**52.7**	**40.6**			**45.8**		
	March 2010	89.9	68.4	21.5	69.7	33.7			37.6		
	Financial year ended	380.4	303.5	76.9	222.4	136.3			154.6		
Other (expenses)/income	**June 2010**	**(4.6)**	**(3.7)**	**(0.9)**	**(4.9)**	**(1.1)**			**(1.4)**		
	March 2010	(4.0)	(3.2)	(0.8)	(9.3)	(2.9)			(3.2)		
	Financial year ended	(14.2)	(10.9)	(3.3)	53.3	(5.6)			(6.6)		
Profit/(loss) before taxation	**June 2010**	**111.9**	**88.2**	**23.7**	**47.8**	**39.6**			**44.4**		
	March 2010	85.9	65.2	20.7	60.4	30.8			34.4		
	Financial year ended	366.2	292.6	73.6	169.1	130.6			148.0		
Mining and income taxation	**June 2010**	**43.9**	**34.3**	**9.6**	**20.7**	**13.9**			**17.3**		
	March 2010	30.5	23.1	7.4	29.1	12.6			13.6		
	Financial year ended	132.4	104.7	27.8	78.2	49.7			58.1		
- Normal taxation	**June 2010**	**25.2**	**17.6**	**7.6**	**8.6**	**0.6**			**0.7**		
	March 2010	15.7	11.2	4.5	5.8	-			-		
	Financial year ended	61.3	41.2	20.1	40.9	0.6			0.7		
- Royalties	**June 2010**	**15.4**	**12.0**	**3.5**	**2.7**	**4.2**			**5.3**		
	March 2010	8.2	6.3	1.8	1.9	4.1			4.3		
	Financial year ended	37.3	29.0	8.2	10.3	15.5			18.1		
- Deferred taxation	**June 2010**	**3.3**	**4.7**	**(1.5)**	**9.4**	**9.1**			**11.3**		
	March 2010	6.6	5.6	1.0	21.4	8.6			9.3		
	Financial year ended	33.9	34.4	(0.5)	27.0	33.6			39.4		
Profit/(loss) before exceptional items	**June 2010**	**68.0**	**54.0**	**14.1**	**27.1**	**25.7**			**27.0**		
	March 2010	55.4	42.1	13.3	31.4	18.2			20.8		
	Financial year ended	233.8	187.9	45.9	90.8	81.0			89.9		
Exceptional items	**June 2010**	**-**	**-**	**-**	**-**	**-**			**-**		
	March 2010	-	-	-	-	-			-		
	Financial year ended	-	-	-	-	-			-		
Net profit/(loss)	**June 2010**	**68.0**	**54.0**	**14.1**	**27.1**	**25.7**			**27.0**		
	March 2010	55.4	42.1	13.3	31.3	18.2			20.8		
	Financial year ended	233.8	187.9	45.9	90.8	81.0			89.9		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**June 2010**	**68.2**	**54.1**	**14.1**	**25.9**	**22.0**			**28.3**		
	March 2010	55.3	42.1	13.2	33.3	20.0			22.3		
	Financial year ended	234.3	188.4	45.9	108.9	77.2			93.1		
Capital expenditure	**June 2010**	**52.5**	**41.0**	**11.5**	**14.4**	**54.1**	**30.8**	**23.3**	**61.1**	**34.7**	**26.3**
	March 2010	46.9	38.4	8.5	24.3	32.9	24.7	8.2	36.3	27.3	9.0
	Financial year ended	178.4	148.6	29.8	85.6	158.2	103.0	55.2	179.5	116.8	62.6

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
								Ghana			Peru	Australia		
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	**June 2010**	**5,102.5**	**2,904.5**	**1,018.8**	**882.9**	**555.2**	**447.6**	**1,140.1**	**850.9**	**289.2**	**256.1**	**801.8**	**633.2**	**168.6**
	March 2010	4,758.3	2,732.8	925.0	830.5	550.2	427.1	978.6	725.5	253.1	257.5	789.4	616.1	173.3
	Financial year ended	19,170.3	11,203.9	3,832.1	3,424.3	2,272.9	1,674.6	3,923.9	2,933.4	990.5	1,024.2	3,0183	2,341.2	677.1
Gold-in-process and	**June 2010**	**(19.6)**	**-**	**-**	**-**	**-**	**-**	**6.5**	**9.8**	**(3.3)**	**(9.2)**	**(16.9)**	**(26.9)**	**10.0**
inventory change*	March 2010	(19.8)	-	-	-	-	-	15.2	5.5	9.7	(2.4)	(32.6)	(30.0)	(2.6)
	Financial year ended	(103.7)	-	-	-	-	-	(20.1)	(35.9)	15.8	(5.6)	(78.0)	(79.2)	1.2
Less:	**June 2010**	**30.4**	**22.2**	**8.9**	**6.9**	**4.0**	**2.4**	**2.3**	**1.8**	**0.5**	**3.0**	**2.9**	**2.3**	**0.6**
Rehabilitation costs	March 2010	31.0	22.3	8.9	6.9	4.1	2.4	2.9	2.6	0.3	3.0	2.8	2.3	0.5
	Financial year ended	121.6	89.3	35.7	27.7	16.3	9.6	8.8	7.6	1.2	12.1	11.4	9.2	2.2
Production taxes	**June 2010**	**(4.5)**	**(4.5)**	**0.9**	**(7.8)**	**1.0**	**1.4**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2010	7.5	7.5	1.6	3.4	1.2	1.3	-	-	-	-	-	-	-
	Financial year ended	17.3	17.3	5.1	2.4	4.6	5.2	-	-	-	-	-	-	-
General and admin	**June 2010**	**183.2**	**79.5**	**28.8**	**25.6**	**14.9**	**10.2**	**58.8**	**47.8**	**11.0**	**14.5**	**30.4**	**21.5**	**8.9**
	March 2010	178.6	86.1	30.3	29.2	16.3	10.3	51.7	44.2	7.5	14.3	26.5	16.3	10.2
	Financial year ended	706.4	329.9	118.7	106.4	63.8	41.0	211.5	181.8	29.7	57.1	107.9	73.6	34.3
Cash operating costs	**June 2010**	**4,873.8**	**2,807.3**	**980.2**	**858.2**	**535.3**	**433.6**	**1,085.5**	**811.1**	**274.4**	**229.4**	**751.6**	**582.5**	**169.1**
	March 2010	4,521.4	2,616.9	884.2	791.0	528.6	413.1	939.2	684.2	255.0	237.8	727.5	567.5	160.0
	Financial year ended	18,221.3	10,767.4	3,672.6	3,287.8	2,188.2	1,618.8	3,683.5	2,708.1	975.4	949.4	2,821.0	2,179.2	641.8
Plus:	**June 2010**	**(4.5)**	**(4.5)**	**0.9**	**(7.8)**	**1.0**	**1.4**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Production taxes	March 2010	7.5	7.5	1.6	3.4	1.2	1.3	-	-	-	-	-	-	-
	Financial year ended	17.3	17.3	5.1	2.4	4.6	5.2	-	-	-	-	-	-	-
Royalties	**June 2010**	**220.7**	**48.3**	**34.3**	**6.8**	**4.1**	**3.1**	**115.9**	**90.1**	**25.8**	**20.9**	**35.6**	**27.8**	**7.8**
	March 2010	117.3	12.9	9.3	1.4	1.3	0.9	61.6	47.5	14.1	13.7	29.1	21.9	7.2
	Financial year ended	542.9	61.2	43.6	8.2	5.4	4.0	282.6	220.1	62.5	78.2	120.9	87.7	33.2
TOTAL CASH COST[2]	**June 2010**	**5,090.0**	**2,851.1**	**1,015.4**	**857.2**	**540.4**	**438.1**	**1,201.4**	**901.2**	**300.2**	**250.3**	**787.2**	**610.3**	**176.9**
	March 2010	4,646.2	2,637.3	895.1	795.8	531.1	415.3	1,000.8	731.7	269.1	251.5	756.6	589.4	167.2
	Financial year ended	18,781.5	10,845.9	3,721.3	3,298.4	2,198.2	1,628.0	3,966.1	2,928.2	1,037.9	1,027.6	2,941.9	2,266.9	675.0
Plus:	**June 2010**	**1,310.2**	**660.8**	**190.0**	**209.5**	**136.8**	**124.5**	**285.6**	**245.0**	**40.6**	**104.3**	**259.5**		
Amortisation*	March 2010	1,076.3	536.2	139.1	167.0	118.3	111.8	227.3	197.3	30.0	101.8	211.0		
	Financial year ended	4,617.8	2,416.1	621.7	800.3	541.6	452.5	921.1	791.0	130.1	414.5	866.1		
Rehabilitation	**June 2010**	**30.4**	**22.2**	**8.9**	**6.9**	**4.0**	**2.4**	**2.3**	**1.8**	**0.5**	**3.0**	**2.9**		
	March 2010	31.0	22.3	8.9	6.9	4.1	2.4	2.9	2.6	0.3	3.0	2.8		
	Financial year ended	121.6	89.3	35.7	27.7	16.3	9.6	8.8	7.6	1.2	12.1	11.4		
TOTAL PRODUCTION	**June 2010**	**6,430.6**	**3,534.1**	**1,214.3**	**1,073.6**	**681.2**	**565.0**	**1,489.3**	**1,148.0**	**341.3**	**357.6**	**1,049.6**		
COST[3]	March 2010	5,753.5	3,195.8	1,043.1	969.7	653.5	529.5	1,231.0	931.6	299.4	356.3	970.4		
	Financial year ended	23,520.9	13,351.3	4,378.7	4,126.4	2,756.1	2,090.1	4,896.0	3,726.8	1,169.2	1,454.2	3,819.4		
Gold sold	**June 2010**	**984.6**	**488.2**	**185.9**	**140.5**	**91.8**	**70.0**	**257.0**	**200.2**	**56.8**	**90.2**	**149.2**	**117.5**	**31.7**
– thousand ounces	March 2010	880.6	395.4	147.1	107.5	82.9	57.9	226.5	172.6	53.8	110.7	148.1	107.3	40.7
	Financial year ended	3,837.3	1,933.0	709.8	566.5	391.9	264.8	928.1	720.7	207.4	389.9	586.3	421.1	165.2
TOTAL CASH COST	**June 2010**	**688**	**778**	**727**	**813**	**784**	**834**	**623**	**599**	**704**	**369**	**703**	**692**	**743**
– US$/oz	March 2010	703	889	811	987	855	956	589	565	667	303	681	732	547
	Financial year ended	646	740	692	768	740	811	564	536	660	348	662	710	539
TOTAL CASH COST	**June 2010**	**166,215**	**187,770**	**175,584**	**196,201**	**189,216**	**201,333**	**150,307**	**144,748**	**169,892**	**89,202**	**169,655**	**167,022**	**179,412**
– R/kg	March 2010	169,538	214,467	195,650	237,978	206,092	230,594	141,877	136,156	160,179	73,068	164,050	176,361	131,654
	Financial year ended	157,360	180,392	168,568	187,154	180,358	197,669	137,397	130,636	160,890	84,737	161,315	173,085	131,323
TOTAL PRODUCTION	**June 2010**	**870**	**964**	**870**	**1,018**	**988**	**1,075**	**772**	**764**	**800**	**528**	**937**		
COST – US$/oz	March 2010	871	1,078	946	1,203	1,052	1,219	725	720	742	429	874		
	Financial year ended	809	911	814	961	928	1,041	696	682	744	492	859		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R7.51 and US$1 = R7.50 for the June 2010 and the March 2010 quarters respectively. F2010 US$1 = R7.58.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region	Ghana		South America Region Peru	Australasia Region	Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Sustaining capital	**June 2010**	**1,609.7**	**799.3**	**296.2**	**315.6**	**187.5**	**-**	**369.3**	**308.5**	**60.8**	**108.0**	**333.1**	**184.2**	**148.9**
	March 2010	1,322.4	649.6	227.9	264.6	157.1	-	327.4	288.8	38.6	182.1	163.3	125.5	37.8
	Financial year ended	5,553.9	2,757.2	1,002.2	1,104.4	650.6	-	1,275.1	1,126.3	148.8	648.8	872.8	582.3	290.5
Project capital	**June 2010**	**398.7**	**398.7**	**-**	**-**	**-**	**398.7**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2010	404.1	404.1	-	-	-	404.1	-	-	-	-	-	-	-
	Financial year ended	1,613.3	1,613.3	-	-	-	1,613.3	-	-	-	-	-	-	-
Uranium capital	**June 2010**	**37.7**	**37.7**	**37.7**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	March 2010	31.6	31.6	31.6	-	-	-	-	-	-	-	-	-	-
	Financial year ended	137.4	137.4	137.4	-	-	-	-	-	-	-	-	-	-
Brownfields exploration	**June 2010**	**100.5**	**-**	**-**	**-**	**-**	**-**	**25.8**	**-**	**25.8**	**-**	**74.7**	**47.7**	**27.0**
	March 2010	108.4	-	-	-	-	-	25.3	-	25.3	-	83.1	59.5	23.6
	Financial year ended	403.3	-	-	-	-	-	77.3	-	77.3	-	326.0	198.1	127.9
Total capital expenditure	**June 2010**	**2,146.6**	**1,235.7**	**333.9**	**315.6**	**187.5**	**398.7**	**395.1**	**308.5**	**86.6**	**108.0**	**407.8**	**231.9**	**175.9**
	March 2010	1,866.5	1,085.3	259.5	264.6	157.1	404.1	352.7	288.8	63.9	182.1	246.4	185.0	61.4
	Financial year ended	7,707.9	4,507.9	1,139.6	1,104.4	650.6	1,613.3	1,352.4	1,126.3	226.1	648.8	1,198.8	780.4	418.4

Notional cash expenditure[##]

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region	Ghana		South America Region Peru	Australasia Region	Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs	**June 2010**	**5,102.5**	**2,904.5**	**1,018.8**	**882.9**	**555.2**	**447.6**	**1,140.1**	**850.9**	**289.2**	**256.1**	**801.8**	**633.2**	**168.6**
	March 2010	4,758.3	2,732.8	925.0	830.5	550.2	427.1	978.6	725.5	253.1	257.5	789.4	616.1	173.3
	Financial year ended	19,170.3	11,203.9	3,832.1	3,424.3	2,272.9	1,674.6	3,923.9	2,933.4	990.5	1,024.2	3,018.3	2,341.2	677.1
Capital expenditure	**June 2010**	**2,146.6**	**1,235.7**	**333.9**	**315.6**	**187.5**	**398.7**	**395.1**	**308.5**	**86.6**	**108.0**	**407.8**	**231.9**	**175.9**
	March 2010	1,866.5	1,085.3	259.5	264.6	157.1	404.1	352.7	288.8	63.9	182.1	246.4	185.0	61.4
	Financial year ended	7,707.9	4,507.9	1,139.6	1,104.4	650.6	1,613.3	1,352.4	1,126.3	226.1	648.8	1,198.8	780.4	418.4
Notional cash expenditure	**June 2010**	**235,223**	**272,669**	**233,910**	**274,319**	**260,049**	**388,925**	**192,068**	**186,219**	**212,677**	**121,326**	**260,690**	**236,754**	**349,391**
– R/kg	March 2010	241,860	310,490	258,907	327,482	274,466	461,521	188,730	188,742	188,690	128,238	224,588	239,707	184,803
	Financial year ended	224,979	261,323	225,208	256,962	239,867	399,211	182,786	181,115	188,591	136,650	231,239	238,345	213,132
Notional cash expenditure	**June 2010**	**974**	**1,129**	**969**	**1,136**	**1,077**	**1,611**	**795**	**771**	**881**	**502**	**1,080**	**981**	**1,447**
– US$/oz	March 2010	1,003	1,288	1,074	1,358	1,138	1,914	783	783	783	532	931	994	766
	Financial year ended	923	1,072	924	1,054	984	1,638	750	743	774	561	949	978	875

[##] Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
							Ghana			Peru	Australia		
		Total	Driefontein	Kloof	Beatrix	South Deep#	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled / treated (000 ton)													
- underground **June 2010**	**3,144**	**2,580**	**841**	**599**	**697**	**443**	**-**	**-**	**-**	**-**	**564**	**405**	**159**
March 2010	2,469	2,027	651	454	610	312	-	-	-	-	442	290	152
Financial year ended	11,714	9,644	2,920	2,378	2,861	1,485					2,070	1,424	646
- surface **June 2010**	**11,719**	**1,351**	**753**	**558**	**20**	**20**	**7,517**	**6,192**	**1,325**	**1,485**	**1,366**	**1,341**	**25**
March 2010	11,794	1,553	751	574	116	112	7,296	5,942	1,354	1,554	1,391	1,329	62
Financial year ended	44,988	5,471	3,164	1,921	190	196	27,744	22,716	5,028	6,141	5,632	5,395	237
- total **June 2010**	**14,863**	**3,931**	**1,594**	**1,157**	**717**	**463**	**7,517**	**6,192**	**1,325**	**1,485**	**1,930**	**1,746**	**184**
March 2010	14,263	3,580	1,402	1,028	726	424	7,296	5,942	1,354	1,554	1,833	1,619	214
Financial year ended	56,702	15,115	6,084	4,299	3,051	1,681	27,744	22,716	5,028	6,141	7,702	6,819	883
Yield (grams per ton)													
- underground **June 2010**	**5.4**	**5.4**	**6.1**	**6.5**	**4.1**	**6.3**	**-**	**-**	**-**	**-**	**5.1**	**4.8**	**6.0**
March 2010	5.6	5.6	6.2	6.6	4.0	6.2	-	-	-	-	6.0	4.9	8.0
Financial year ended	5.7	5.8	6.7	6.8	4.2	6.3	-	-	-	-	5.4	4.4	7.6
- surface **June 2010**	**1.2**	**0.9**	**0.9**	**0.9**	**0.9**	**0.5**	**1.1**	**1.0**	**1.3**	**2.0**	**1.3**	**1.3**	**1.5**
March 2010	1.1	0.7	0.7	0.6	1.0	0.6	1.0	0.9	1.2	2.2	1.4	1.4	0.9
Financial year ended	1.2	0.8	0.8	0.7	1.0	0.6	1.0	1.0	1.3	2.0	1.3	1.3	1.0
- combined **June 2010**	**2.1**	**3.9**	**3.6**	**3.8**	**4.0**	**4.7**	**1.1**	**1.0**	**1.3**	**2.0**	**2.4**	**2.1**	**5.4**
March 2010	1.9	3.4	3.3	3.3	3.5	4.2	1.0	0.9	1.2	2.2	2.5	2.1	5.9
Financial year ended	2.1	4.0	3.6	4.1	4.0	4.9	1.0	1.0	1.3	2.0	2.4	1.9	5.8
Gold produced (kilograms)													
- underground **June 2010**	**16,929**	**14,034**	**5,142**	**3,887**	**2,838**	**2,167**	**-**	**-**	**-**	**-**	**2,895**	**1,946**	**949**
March 2010	13,892	11,255	4,065	2,991	2,462	1,737	-	-	-	-	2,637	1,425	1,212
Financial year ended	67,017	55,880	19,532	16,225	11,996	8,127	-	-	-	-	11,137	6,223	4,914
- surface **June 2010**	**13,889**	**1,150**	**641**	**482**	**18**	**9**	**7,993**	**6,226**	**1,767**	**3,001**	**1,745**	**1,708**	**37**
March 2010	13,499	1,042	510	353	115	64	7,054	5,374	1,680	3,428	1,975	1,917	58
Financial year ended	52,453	4,244	2,544	1,399	192	109	28,866	22,415	6,451	12,243	7,100	6,874	226
- total **June 2010**	**30,818**	**15,184**	**5,783**	**4,369**	**2,856**	**2,176**	**7,993**	**6,226**	**1,767**	**3,001**	**4,640**	**3,654**	**986**
March 2010	27,391	12,297	4,575	3,344	2,577	1,801	7,054	5,374	1,680	3,428	4,612	3,342	1,270
Financial year ended	119,470	60,124	22,076	17,624	12,188	8,236	28,866	22,415	6,451	12,243	18,237	13,097	5,140
Operating costs (Rand per ton)													
- underground **June 2010**	**1,046**	**1,083**	**1,129**	**1,408**	**796**	**1,008**	**-**	**-**	**-**	**-**	**874**	**814**	**1,030**
March 2010	1,243	1,300	1,324	1,770	900	1,345	-	-	-	-	985	936	1,078
Financial year ended	1,075	1,123	1,222	1,398	794	1,119	-	-	-	-	852	783	1,006
- surface **June 2010**	**155**	**82**	**92**	**70**	**10**	**60**	**152**	**137**	**218**	**172**	**226**	**226**	**196**
March 2010	143	63	84	47	8	66	134	122	187	166	255	259	152
Financial year ended	146	69	84	52	9	62	141	129	197	167	223	227	116
- total **June 2010**	**343**	**739**	**639**	**763**	**774**	**967**	**152**	**137**	**218**	**172**	**415**	**363**	**916**
March 2010	334	763	660	808	758	1,007	134	122	187	166	431	381	810
Financial year ended	338	741	630	797	745	996	141	129	197	167	392	343	767

\# June quarter includes 98,000 tons (March quarter 34,000 tons and for the year 196,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		June 2010 quarter			March 2010 quarter			F2010		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,418	648	1,349	3,468	582	1,311	15,411	2,568	5,713
Advanced on reef	(m)	608	172	173	580	55	140	2,686	284	522
Sampled	(m)	558	114	108	672	72	111	2,505	297	375
Channel width	(cm)	100	42	79	80	59	44	81	53	70
Average value -	(g/t)	18.9	8.8	17.4	27.5	5.2	40.5	22.2	6.7	20.3
-	(cm.g/t)	1,884	372	1,369	2,210	305	1,792	1,789	355	1,422

Kloof		June 2010 quarter			March 2010 quarter			F2010		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	241	1,022	4,600	226	907	3,537	872	4,731	17,522
Advanced on reef	(m)	13	231	848	12	174	629	98	904	2,965
Sampled	(m)	22	243	711	11	156	568	111	768	2,471
Channel width	(cm)	145	69	99	119	101	134	182	95	122
Average value -	(g/t)	7.7	13.9	29.2	17.7	7.6	20.2	14.2	8.6	23.6
-	(cm.g/t)	1,118	953	2,904	2,116	770	2,709	2,582	813	2,880

Beatrix		June 2010 quarter		March 2010 quarter		F2010	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	5,839	2,151	5,146	1,743	21,863	7,909
Advanced on reef	(m)	1,153	384	886	291	3,938	1,573
Sampled	(m)	1,062	366	774	267	3,354	1,533
Channel width	(cm)	98	96	110	115	113	96
Average value -	(g/t)	7.7	17.2	12.8	27.5	9.0	26.3
-	(cm.g/t)	748	1,643	1,417	3,174	1,019	2,526

South Deep		June 2010 quarter	March 2010 quarter	F2010
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	2,449	2,321	10,091
- Main above 95 level	(m)	1,369	1,440	5,558
- Main below 95 level	(m)	1,080	881	4,532
Advanced on reef	(m)	1,280	1,227	5,036
Average value	(g/t)	4.4	5.1	4.8

1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Willie Jacobsz
Tel: (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel: (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Sven Lunsche
Tel: (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am-5.30pm Mon-Fri] or [from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chair)* °
M A Ramphele (*Deputy Chair*) °[1]
N J Holland *• *(Chief Executive Officer)*
PA Schmidt • *(Chief Financial Officer)*
K Ansah #°
CA Carolus°
R Dañino **°
A R Hill ≠°
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °

* British
** Peruvian
[1] Joined the Board on 1 July 2010
\# Ghanaian
° Independent Director
≠ Canadian
• Non-independent Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 5 August 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs